SingTel

RECEIVED
2007 JUN -6 A 5:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

18 May 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 7 May 2007 to 11 May 2007.

Our SEC file number is 82-3622.

07024145

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
JUN 08 2007
THOMSON FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	09-May-2007 06:37:28
Announcement No.	00011

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Group's Results for the Fourth Quarter and Year Ended 31 March 2007 - Financial Results Presentation
Description	
Attachments:	4thqtr-slides.pdf Total size = **399K** (2048K size limit recommended)

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Financial results presentation
Q4 FY07: Quarter ended 31 March 2007
FY07: Year ended 31 March 2007

9th May 2007

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel

Asia's Leading Communications Company



Chua Sock Koong
Group CEO

SingTel

Group FY07: strong earnings growth

Group performance	Underlying[1] NPAT up 8%	S$3.6bn	Underlying[1] EPS growth	11%
SingTel – strong telco revenue growth	Revenue • excluding C2C	3%	Free cash flow[2]	S$1.3bn
Optus – investing for growth	Revenue[3]	4%	EBITDA margin[3]	26.6%
Regional mobile – earnings driver	Customers[4]	124m	Earnings up[5]	30%

1. Excluding exceptional items, exceptional tax credit and FX on interco loan, net of hedging
2. Singapore operating cash less cash capex (excluding associates dividends)
3. In A$ terms
4. Group mobile subscribers, including SingTel, Optus and Regional Mobile associates
5. Based on Group's share of Regional Mobile associates post tax earnings before exceptionals

SingTel

S$3.3bn distribution to shareholders in FY07

- including S$1.1bn final ordinary dividend and S$1.5bn special dividend

Cumulative payout since 2000[1] **S$20bn**
- 87% of NPAT

Total cash distribution per share[2] **20.5¢**



• S$1.5bn special dividends
• S$1.1bn final dividends
• S$0.7bn interim dividends
S$2.3bn capital reduction
S$3.0bn capital reduction
Shareholder payout (S$bn)3
1.9
0.8
1.2
0.9
1.0
1.0
3.0
1.1
0.8
1.5
2.3
1.7
1.5
1.1
0.7
2000
2001
2002
2003
2004
2005
2006
2007

Total ordinary dividend **11¢**
- 4.5¢ interim div paid Jan 07
- 6.5 ¢ proposed final div
- 50% payout ratio

Proposed special dividend **9.5¢**

1. Cash distribution as % of NPAT
2. Including interim dividends
3. All dividends paid after the FY07 interim dividends are one-tier exempt dividends without tax credits

SingTel

Group FY07: associates drive earnings growth

S$m	12 months to Mar 07	12 months to Mar 06	% increase/ (decrease)
Operating revenue	13,151	13,138	0.1%
Operational EBITDA	4,282	4,467	(4.1%)
Operational EBITDA margin	32.6%	34.0%	N/M
Associates	2,073	1,649	25.7%
EBITDA[1]	6,692	6,453	3.7%
NPAT	3,779	4,163	(9.2%)
Earnings per share	23 cents	25 cents	(6.9%)
Underlying NPAT[2]	3,556	3,295	7.9%
Underlying earnings per share[2]	22 cents	20 cents	10.7%

1. Operational EBITDA+IDA compensation+share of results of associates
2. Excluding exceptional items, exceptional tax credit and FX on interco loan, net of hedging

SingTel

Group Q4 FY07 highlights

Proportionate EBITDA outside Singapore[1] 72%


1% Others
Australia
31%
39%
Regional Mobile
28%
Singapore

Highlights

S'pore: growing postpaid mobile market share — 44%

Optus:
- strength in prepaid mobile — 59K subs
- higher ULL migration rate — 31K subs

Reg Mob: record quarterly net adds — 12m

1. Based on three months to Mar 07

SingTel

Group Q4 FY07: EBITDA up 4%

S$m	3 months to Mar 07	3 months to Mar 06	% increase/ (decrease)
Operating revenue	3,328	3,260	2.1%
Operational EBITDA	1,096	1,097	(0.1%)
Operational EBITDA margin	32.9%	33.7%	NM
Associates	543	469	15.6%
EBITDA[1]	1,723	1,651	4.3%
NPAT	989	1,682	(41.2%)
Exclude: Exceptional items	19	(673)	NM
Exceptional tax credit	(38)	-	NM
Underlying NPAT	971	1,008	(3.7%)
Underlying NPAT – excluding one-off adjustment to deferred tax asset[2]	**971**	**856**	**13.3%**

1. Operational EBITDA+IDA compensation+share of results of associates
2. In Mar 06 quarter, a one-off catch up in deferred tax asset of S$152m was recorded in respect of interest expenses for an inter-company loan

SingTel

SingTel





hello!


SingTel

SingTel FY07: strong free cash flow[1]

FY07 targets	FY07 outcome		
Operating revenue comparable to FY06	Revenue S$4.2bn	↑ 2%	✓
Maintain telecoms[2] margins above 50% Overall Singapore margin at mid 40% levels	S'pore operational EBITDA S$1.9bn • telecoms margins • overall margins	 51.3% 45.2%	 ✓ ✓
Capex: revenue at high single digit levels	Capex: revenue 9%	S$375m	✓
Free cash flow[1] similar to S$1.2bn in FY06	Free cash flow • up 8%	S$1.3bn	✓

1. Operating cash less cash capex (excluding associates dividends)
2. SingTel ex NCS

SingTel Q4 FY07: strong telco revenue growth

- lower margins due to marketing and earthquake related costs

S$m	3 months to Mar 07	3 months to Mar 06	YOY % change	3 months to Dec 06	Sequential % change
Operating revenue	1,099	1,069	2.8%	1,063	3.4%
- Singapore telecoms[1]	911	874	4.2%	913	(0.2%)
- NCS (IT business)	188	195	(3.5%)	150	25.3%
Operating expenses	649	612	6.1%	613	6.0%
Operational EBITDA	465	493	(5.6%)	454	2.4%
Operational EBITDA margin	42.3%	46.1%	NM	42.7%	NM
- Singapore telecoms[1]	48.7%	53.3%	NM	48.8%	NM
- NCS (IT business)	11.2%	13.4%	NM	5.6%	NM

1. Excluding NCS

Strong Broadband performance drives Data & Internet growth

Data and Internet revenue ↑ 8%

• Broadband - Q4 net adds 16K

Corporate data[1] ↑ 5%
- Managed services up 11%
- LLC up 4%
- ILC down 1%

Broadband revenue ↑ 21%
- 53% market share



Broadband subs ('000)
311
323
336
352
372
391
433
405
28
484
421
63
Wireless @SG customers[2]
1Q FY06
2Q FY06
3Q FY06
4Q FY06
1Q FY07
2Q FY07
3Q FY07
4Q FY07

1. Corporate data consists of LLC, ILC, managed services and others
2. Unique Wireless@SG customers who do not subscribe to SingNet's residential broadband services

SingTel

Postpaid market share gains drive mobile performance

Mobile revenue ↑ 9%

Prepaid ARPU ↑ 14%
- S$14

Postpaid ARPU — stable
- S$71

Postpaid churn — 0.8%

Data as % ARPU — 30%

Postpaid SAC — S$223

Mobile – Q4 net adds — 56K



Mobile subs ('m)
1.55
1.60
1.62
1.66
1.62
1.70
1.77
1.82
1Q FY06
2Q FY06
3Q FY06
4Q FY06
1Q FY07
2Q FY07
3Q FY07
4Q FY07
Prepaid Q4
34K
Postpaid Q4
22K

SingTel

Reversing International telephone decline

Fixed voice products

International telephone ↑ 2%
- traffic volume growth offset rates decline

Margin 68%

National telephone ↓ 6%
- impacted by dial-up to broadband migration
- fixed to mobile substitution

DEL market share 96%

Revitalising fixed line

Number of mio customers 14K

'360'
- integrated voice & data plan for companies

Interactive TV
- Commercial launch later this year

SingTel

Marketing costs and earthquake related charges inflate operating expenses

Operating costs ↑ 6%

Selling & admin expenses ↑ 16%
- higher broadband selling costs & new business initiatives

Staff costs ↑ 1%
- telecom staff down 7%

Cost of sales ↑ 4%

Traffic expenses ↑ 8%
- extra leases to restore services post earthquake

Free cash flow[1] S$362m

S$m	Q4 FY07	Q4 FY06
Operating cash before interest[2]	554	538
Cash capex	(192)	(68)
Free cash flow[1]	**362**	**471**
Cash capex as % revenue	17%	6%

FY07 free cash flow[1] S$1.3bn ↑ 8%

1. Operating cash less cash capex (excluding associates dividends)
2. Excluding associates dividends

SingTel

Optus



yes
OPTUS



OPTUS
OPEN

SingTel

Optus FY07: robust performance in a challenging market

FY07 targets	FY07 outcome	
Exceed overall market growth	Revenue A$7.5bn	↑ 4% ✓
EBITDA margin to decline while remaining above 26%	Op EBITDA A$2.0bn	26.6% margin ✓
Capital expenditure A$1.2bn	Capex: revenue 16%	A$1.2bn capex ✓
Free cash flow to decline slightly	Free cash flow[1] • FY06 A$815m	A$742m ✓

1. Operating cash less cash capex

SingTel

Optus Q4 FY07: EBITDA returned to growth

- EBITDA up 4% on strong margins

A$m	3 months to Mar 07	3 months to Mar 06	Y-O-Y % change	3 months to Dec 06	Sequential % change
Operating revenue	1,851	1,821	1.7%	1,925	(3.9%)
Operating expenses	1,340	1,332	0.6%	1,437	(6.7%)
Operational EBITDA	524	502	4.3%	501	4.6%
Operational EBITDA margin	28.3%	27.6%	NM	26.0%	NM

SingTel

Optus Mobile delivering profitable growth

- EBITDA grew 4%

Service revenue growth ↑ 4%

Despite 20% reduction in inbound termination rates



Mobile revenue (A$m)
1,010
+1%
1,022
139
114
656
702
215
206
Q4 FY06
Q4 FY07
Equip
18%
Outgoing
7%
Incoming
4%

Highlights

EBITDA margin improved to 39%
- revenue mix
- reduction in SAC

Mobile market share[1] 33%
- Q4 net adds 60k

Data as % of ARPU 26%

3G subs 445k
- 169k new subs in the quarter

Business Mobile subscribers up ↑ 10%

1. Optus estimates

SingTel

Optus Mobile: key trends positive

- usage increases and slowing impact of caps stabilise ARPU

Postpaid ARPU — stable



Postpaid mobile ARPU (A$)
71
76
71
Q4 FY06
Q3 FY07
Q4 FY07
MoU[1]
2%
Rev/min[2]
stable

Caps as % of postpaid base[3] — 26%

Q4: 32% of postpaid gross adds chose caps[4]



% of postpaid cust on caps[3]
5
7
10
14
19
21
24
25
26
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06
Q4 FY06
Q1 FY07
Q2 FY07
Q3 FY07
Q4 FY07

1. Outgoing minutes of use per subscriber for postpaid
2. Outgoing revenue per minute for postpaid
3. Cap penetration metrics exclude Optus' capped plans offered through wholesale service providers
4. Percentage of postpaid gross adds and recontracts choosing capped plans

SingTel

Optus Business: driving on-net growth

- EBITDA margin improved 3 percentage points to 22%

Optus Business & Wholesale fixed revenue ↑ 4%



OB/OW revenue (A$ m)
+4%
417
434
OB
OB
OW&S[1]
OW&S[1]
1%
14%
Q4 FY06
Q4 FY07

Highlights

OB Voice — Mins ↑ 1% — Rev ↑ 3%
- A$109m

OB Data & IP revenue — ↓ 2%
- A$102m
- IP revenue growth 17%

OB ICT revenue — ↓ 4%
- A$70m

Wholesale revenue — ↑ 14%
- growth in Data/IP & satellite revenues offset voice decline

1. Optus Wholesale & Satellite

Consumer and SMB – on net focus drives margin improvement

Expansion of Broadband On net base


Broadband customers (000s)
+38%
564
781
ULL
Bus b'band
HFC
Resale DSL
On-net
+39% growth
Off-net
+37% growth
Q4 FY06
Q4 FY07

Consumer and SMB revenue

- data growth offsets voice decline

stable

Broadband revenue

- Q4 net adds 53k

34%

EBITDA margin strengthens vs Q3

- Expansion of on-net base
- Improved yield

to 8%

Number of new & migrated customers increased by 31k

- 270 ULL exchanges at Mar07
- 340 ULL exchanges to be completed by Dec 2007

93k subs

SingTel

Associates and joint ventures



Pacific Bangladesh Telecom
bharti
Singapore Post
AIS
Globe Telecom
Telkomsel

Associates Q4 FY07: overview

	bharti	TELKOMSEL	GLOBE TELECOM	AIS	PBTL



Mob penetration (%)
Mob subs (m)
Mob subs growth (%)
15%
90%
37.1
30%
44%
38.9
48%
28%
16.9
68%
27%
21.1
16%
137%
1.2

	bharti	TELKOMSEL	GLOBE TELECOM	AIS	PBTL
Effective stake (%)	30.5%	35.0%	44.5%	21.4%	45.0%
Market position	#1	#1	#2	#1	#4
Market share (%)	23%	55%	37%	49%	5%

SingTel

Aggregate mobile customer base: up 46% to 124m

- growth driven by Bharti and Telkomsel

Largest base outside China 124m



Aggregate subs (m)[1]
21
30
40
53
124
147
316
SKT
Telekom M'sia
Telenor[2]
NTT DoCoMo
SingTel Group
China Unicom
China Mobile

Q4 regional mobile pre-tax earnings[3] 19%

PBT S$m	3 mths to Mar 07[3]	% change[3] (S$)	% change[3] (local curr)
Telkomsel	258	5%	10%
Bharti	158	92%	103%
AIS[4]	49	(24%)	(30%)
Globe	73	23%	24%
PBTL	(5)	105%	118%
Total	**532**	**19%**	**NM**

1. Mobile subscriber numbers as at Mar 07
2. Telenor numbers only reflect Asian subscribers
3. Excluding exceptional items – compared to 3 months to Mar 06
4. SingTel accounts for AIS Dec 06 quarter results in these results. Period ends for all other associates are now aligned to Group.

SingTel

Associates FY07: NPAT S$1.5bn – up 28%

Associates post-tax earnings ↑ 28%

Associates NPAT S$m	FY07	FY06	%
Regional Mobile	1,475	1,138	30%
Others	56	68	(17%)
Ordinary results	**1,531**	**1,206**	**27%**
Exceptional results	7	1	600%
Total	**1,538**	**1,207**	**28%**

Associates dividends ↑ 9%
- FY07 vs. FY06



Assoc dividends (S$m)
616
673
Others
Globe
AIS
Telkomsel
FY06
FY07

Dividends as % of earnings[1] 44%

1. Based on Group's share of associate post tax earnings for 12 months to 31 Mar 07

Cash flow, outlook & summary



SingTel

Enhancing shareholder returns

FY07 ROIC[1] 18.3%


Return On Invested Capital (%)
10.5
13.4
14.9
16.2
17.2
18.3
FY02
FY03
FY04
FY05
FY06
FY07

Group free cashflow[2] 1%


Group free cashflow (S$m)
2,772
2,795
561
606
1,011
891
1,200
1,298
FY06
FY07
Assoc div
S$45m
Optus
S$120m
SingTel
S$98m

Annualised total shareholder returns for 3 years to Mar 07[3] 20% p.a.

1. Pre-goodwill EBIT divided by net debt, shareholders' fund and minority interests
2. Operating cash including associates dividends less cash capex
3. Source: MSCI In US$ terms and incorporates share price increase and cumulative dividends received

SingTel

Optus: investing for sustainable growth

Strategies	FY08 targets
Defend and grow scale in mobile Drive profitable fixed on-net growth	**Revenue comparable to market growth** • 2.5 to 3.0% growth **Maintain EBITDA**
Invest in 3G, new customer care systems and D-series satellites	**Capex within A$1.1bn** • capex : revenue at mid teens level
Free cash flow	**Free cash flow to increase slightly**

1. Operating cash less cash capex

SingTel

SingTel retains significant flexibility for further investments

Net debt S$5.9bn


C2C debt S$1.1bn deconsolidated wef Mar 06
Net debt (S$bn)
6.6
7.2
8.1
7.4
5.0
4.7
7.1
6.3
5.9
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07

Capital structure

Net gearing	22%
Net debt:EBITDA	0.9x
EBITDA:net interest expense	21.3x
Moody's rating	Aa2
S&P's rating	A+

SingTel: blue chip growth stock

SingTel	"embarking on growth initiatives"
Optus	"investing for sustainable growth"
Regional mobile	"strong and profitable growth"

FY07 Trends

Underlying EPS growth[1]	11%
Group free cash flow[2]	S$2.8bn

1. Excluding exceptionals and FX on interco loan, net of hedging
2. Operating cash including associates dividends less cash capex

SingTel

SingTel: blue chip growth stock

Strategies	FY08 targets
Grow revenue & EBITDA	**Revenue growth from Singapore and Australian operations** **Double-digit growth in share of pre-tax profits from regional mobile associates**
Medium term target – double digit underlying earnings growth	Key drivers • improve operating efficiencies • develop new revenue streams • increase shareholdings in existing associates & make new acquisitions
Capital management	**Balance between optimal capital structure and financial flexibility** • maintain investment grade credit ratings **Payout ratio** • 40-50% of underlying earnings

SECTION I : GROUP

GROUP SUMMARY INCOME STATEMENTS
For The Fourth Quarter And Year Ended 31 March 2007

	Quarter 31 Mar					Year 31 Mar		
	2007 SingTel S$ m	2007 Optus S$ m	2007 Group S$ m	2006 Group S$ m	YOY Chge %	2007 Group S$ m	2006 Group S$ m	YOY Chge %
Operating revenue	**1,099**	**2,229**	**3,328**	**3,260**	**2.1**	**13,151**	**13,138**	**0.1**
Operating expenses	(649)	(1,613)	(2,262)	(2,214)	2.2	(8,986)	(8,783)	2.3
	450	616	1,065	1,046	1.9	4,165	4,355	-4.4
Other income	15	15	31	52	-40.9	117	112	4.7
Operational EBITDA	**465**	**631**	**1,096**	**1,097**	**-0.1**	**4,282**	**4,467**	**-4.1**
EBITDA margin	***42.3%***	***28.3%***	***32.9%***	***33.7%***		***32.6%***	***34.0%***	
Compensation from IDA	84	-	84	84	-	337	337	-
Share of results of associates								
- ordinary operations	561	-	561	469	19.6	2,072	1,648	25.7
- exceptional items	(19)	-	(19)	-	nm	1	1	-40.0
	543	-	543	469	15.6	2,073	1,649	25.7
EBITDA	**1,092**	**631**	**1,723**	**1,651**	**4.3**	**6,692**	**6,453**	**3.7**
Depreciation & amortisation	(131)	(331)	(462)	(490)	-5.8	(1,855)	(1,977)	-6.2
EBIT	**961**	**300**	**1,261**	**1,161**	**8.6**	**4,837**	**4,476**	**8.1**
Net finance expense								
- net interest expense	(51)	(34)	(85)	(62)	37.5	(314)	(380)	-17.4
- inter-company interest	(2)	2	-	-	-	-	-	-
- other finance income/(expense)	6	(1)	5	(18)	nm	(20)	31	nm
	(47)	(33)	(80)	(80)	0.4	(334)	(350)	-4.5
Profit before EI	**914**	**267**	**1,181**	**1,081**	**9.2**	**4,503**	**4,126**	**9.1**
Exceptional items ("EI")	(19)	-	(19)	673	nm	185	816	-77.3
Profit before tax	**895**	**267**	**1,162**	**1,754**	**-33.7**	**4,688**	**4,942**	**-5.1**
Tax expense	(92)	(81)	(173)	(73)	137.4	(909)	(781)	16.4
Profit after tax	**803**	**186**	**990**	**1,682**	**-41.2**	**3,779**	**4,161**	**-9.2**
Minority interests	*	-	*	*	nm	(1)	2	nm
Net profit	**803**	**186**	**989**	**1,682**	**-41.2**	**3,779**	**4,163**	**-9.2**
Net profit	**803**	**186**	**989**	**1,682**	**-41.2**	**3,779**	**4,163**	**-9.2**
Exclude :								
Exceptional items	19	-	19	(673)	nm	(185)	(816)	-77.3
Exceptional tax credit	(38)	-	(38)	-	nm	(38)	-	nm
Exchange difference [(2)]	-	-	-	-	-	-	(53)	nm
Underlying net profit	**784**	**186**	**971**	**1,008.3**	**-3.7**	**3,556**	**3,295**	**7.9**

Notes:

(1) Unless otherwise stated, the presentation of income statements in this document is consistent with prior periods. For income statements presented in accordance with FRS 1 (revised 2004), ***Presentation of Financial Statements***, please refer to "SGX Appendix 7.2 Announcement".

(2) The exchange difference arose from the A$ denominated short term loan to Optus, net of hedging, if any.

SECTION I : GROUP

FINAL AND SPECIAL DIVIDENDS

The directors have proposed a final one-tier exempt ordinary dividend of 6.5 cents (FY 2006: 10.0 cents less tax at 20%) per share and special one-tier exempt dividend of 9.5 cents (FY 2006: Nil) per share totalling S$2.54 billion in respect of the financial year ended 31 March 2007 for approval at the forthcoming Annual General Meeting.

Together with the interim dividend of 4.5 cents per share paid in the current quarter, the total gross payout will be S$3.3 billion.

The financial statements presented here do not reflect the final and special dividend payable which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the next financial year ending 31 March 2008.

REVIEW OF GROUP OPERATING PERFORMANCE

For The Fourth Quarter Ended 31 March 2007

Net profit for the fourth quarter of the financial year amounted to S$989 million, down 41% from the same quarter last year but was stable from the preceding quarter.

The decline in net profit on a year-on-year basis was attributable to material one off gains recorded in the corresponding quarter last year.

Exceptional gain of S$673 million, of which S$618 million arose from the deconsolidation of C2C, was recorded in the March quarter last year.

Tax expense in the quarter was S$173 million, compared to a low S$73 million in the same corresponding quarter. The higher tax expense was in spite of a 2% cut in corporate tax rate in Singapore which yielded S$60 million in tax savings. In the March 2006 quarter, a one off catch-up in deferred tax asset of S$152 million was recorded in respect of interest expenses for an inter-company loan (see Page 35).

Excluding the above and other one off items, net profit was 13% higher from a year ago.

The Group's operating revenue grew 2.1% to S$3.33 billion. Compared to the preceding quarter, it was stable.

SingTel's operating revenue increased 2.8% from a year ago and was up 3.4% from a quarter ago. Year-on-year, while the Singapore Telco revenue rose 4.2%, IT revenue fell 3.5%.

The Australian Dollar was fairly stable against the Singapore Dollar on a year-on-year as well as sequential quarter basis. Optus' revenue rose by 1.7% in Singapore Dollar terms as well as in Australian Dollar terms from a year ago. In prior quarters, Optus' growth in operating revenue was impacted by the acquisitions of Alphawest and Virgin Mobile in November 2005 and January 2006 respectively. Compared to the preceding quarter, Optus' operating revenue fell 3.6% and 3.9% in Singapore Dollar terms and Australian Dollar terms respectively.

SECTION I : GROUP

Operational EBITDA was stable at S$1.10 billion. The margin on revenue fell 0.8 percentage point to 32.9% from 33.7% a year earlier. However, after excluding S$27 million of gains on disposal of land and buildings included in the EBITDA in the March quarter last year, the margin was stable (see Page 11).

The overseas associates, particularly Telkomsel and Bharti, continue to report strong growth in profit on the back of rapid growth in subscriber base. The Group's share of pre-tax profit from associates increased 16% to S$543 million. Excluding the exceptional loss incurred by Globe from its bond redemption, the Group's share of ordinary profit of the associates rose by a higher 20%. The associates accounted for 43% of the Group's underlying net profit, up 8 percentage points from 35% a year ago.

Boosted by the associates' robust contributions, the Group's EBITDA rose 4.3% to S$1.72 billion, with Optus accounting for 37%, unchanged from the same quarter last year.

Free cash flow was S$920 million, almost doubled that of the preceding quarter attributable mainly to higher operating cash flow. Against the corresponding quarter last year, however, free cash flow was stable.

On a proportionate basis, operations outside Singapore accounted for 75% (Q4 FY2006: 75%) of the Group's enlarged revenue and 72% (Q4 FY2006: 69%) of the proportionate EBITDA.

For The Year Ended 31 March 2007

The Group's results for the year ended 31 March 2007 have generally met the guidance given during the financial year.

The Group's operating revenue amounted to S$13.15 billion, stable from last year. With operating expenses up 2.3%, operational EBITDA fell 4.1%. Margin on revenue was 32.6%, down 1.4 percentage points from 34.0% last year.

The associates grew strongly, with the Group's share of their pre-tax and post-tax profits up 26% and 28% respectively. The associates contributed to a significant 43% of Group's underlying net profit, up 6 percentage points from 37% a year ago.

With higher associates' contribution, EBITDA was up 3.7%. Profit before exceptional items and tax rose at a higher 9.1%, as depreciation and interest expenses fell due to deconsolidation of C2C from January 2006.

With lower exceptional gain and higher tax expense, net profit fell 9.2% to S$3.78 billion. After excluding the exceptional items, the Group's underlying net profit was S$3.56 billion, 7.9% higher from a year ago.

The Group benefited from a lower share base after the capital reduction exercise in September 2006. Earnings per share fell at a lower rate of 6.9% to 23.3 cents compared to the 9.2% reduction in net profit. Underlying earnings per share increased at a higher rate of 11% to 21.9 cents, compared to the 7.9% increase in underlying net profit.

SECTION I : GROUP

Mobile outbound roaming revenue has been recorded as revenue net of payments to the roaming partners. To better reflect the commercial arrangements, SingTel will be recording the roaming revenue on a gross basis from next financial year. This change will not have an impact on the net profit of the Group and SingTel. However, if this change is adopted from this financial year, the Group's and SingTel's operating revenue and expenses would have increased by approximately S$226 million each, and the Operational EBITDA margin for the Group, SingTel and the Singapore Telco business would be 32.0%,42.9% and 48.3% respectively, for the year ended 31 March 2007.

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 December 2006 are as follows -

	Quarter		
	31 Mar 2007 S$ m	31 Dec 2006 S$ m	QOQ Chge %
Operating revenue	**3,328**	**3,376**	**-1.4**
Operational EBITDA	**1,096**	**1,056**	**3.8**
Operational EBITDA margin	***32.9%***	***31.3%***	
Share of pre-tax profit of associates	**543**	**506**	**7.3**
Profit before exceptional items and tax	**1,181**	**1,087**	**8.6**
Exceptional items	**(19)**	**144**	**nm**
Net profit	**989**	**994**	**-0.4**
Underlying net profit	**971**	**850**	**14.2**
Free cash flow	**920**	**476**	**93.5**
- ex-associates' dividend	***844***	***467***	***80.6***

OUTLOOK FOR THE NEXT FINANCIAL YEAR ENDING 31 MARCH 2008

Macro- economic environment

The official 2007 GDP growth forecast of Singapore is 4.5% to 6.5%, compared to 7.9% recorded in 2006. The consensus GDP growth forecast for Australia is 3.3%, compared to 2.7% recorded in 2006. In countries where the regional mobile associates operate, 2006 GDP growth rates were in the mid to high single-digit levels, with similar conditions expected for 2007.

Economic growth and currencies in the Group's overseas operations could be impacted by volatility in both the domestic economies and the international capital markets.

SECTION I : GROUP

For the current financial year ended 31 March 2007, 76% of proportionate revenue and 70% of proportionate EBITDA of the Group came from outside Singapore.

Singapore

SingTel has embarked on a number of key growth initiatives in both the consumer and corporate businesses. These growth initiatives are expected to incur costs in the next financial year ending 31 March 2008 before contributing to revenue and earnings in subsequent years.

Revenue for the next financial year is expected to grow at a low single-digit level. Increases in mobile and data revenues are expected to offset declines in fixed voice revenue. IT services are expected to return to growth.

The compensation payments received from IDA in 1997 and 2000 have been fully amortised in the current financial year ended 31 March 2007.

With the change in accounting treatment for the mobile outbound roaming arrangements (effective 1 April 2007) and the start-up costs associated with the growth initiatives, operational EBITDA margin for the telecoms business is expected to be in the mid-40% level.

For Singapore as a whole, operational EBITDA margin is expected to be approximately 40%. Excluding the impact of the growth initiatives, operational EBITDA is comparable to the current financial year.

Cash capital expenditure as a percentage of revenue is expected to remain at a high single-digit level. In line with the lower operational EBITDA, free cash flow (excluding dividends from associates) is expected to decline slightly.

Australia

Market conditions are expected to remain competitive in Australia. Optus continues to invest to deliver sustainable revenue growth and profits. In mobile, Optus is extending its 3G network into regional Australia and will continue to invest in expanding its customer base and defending its scale position. In fixed, Optus expects to progress substantially in the rollout of its ULL network from the current 270 exchanges to 366 exchanges (an increase from earlier planned 340 exchanges). It will focus on driving profitable growth via fixed on-net services.

For the next financial year, Optus expects overall revenue growth to be comparable to the market growth, which is estimated to be 2.5% to 3%. Optus expects to maintain EBITDA.

Optus targets cash capital expenditure of approximately A$1.1 billion. This is consistent with a cash capital expenditure to revenue ratio target in the mid-teens and includes ongoing capital expenditure for the D series satellites, the 3G network in regional Australia and upgrading of customer care and billing systems. Free cash flow is expected to increase slightly.

SECTION I : GROUP

Associates

The pre-tax profit contribution from the regional mobile associates is expected to grow at a double-digit level, with Telkomsel and Bharti accounting for most of the growth. In line with the increase in profit contribution, cash dividends from the regional mobile associates are expected to increase.

Group

The Group expects revenue from the Singapore and Australian operations to grow. Group EBITDA is also expected to increase despite the completion of amortisation of the compensation received from IDA in the current financial year.

The Group targets to deliver underlying earnings growth at a double-digit level over the medium term. To achieve this, the Group is committed to driving further efficiencies from its existing businesses and associates, as well as developing new revenue streams. Another key driver of growth is dependent on the Group's ability to increase its shareholdings in the existing associates and make new acquisitions.

Following the capital reduction exercise in September 2006, the average number of shares on issue for the next financial year will be approximately 2% lower than the current financial year. This will enhance earnings per share growth.

Credit rating and dividend policy

SingTel's dividend payout ratio target ranges from 40% to 50% of underlying profits.

The Group is committed to an optimal capital structure while maintaining financial flexibility and investment grade credit ratings.

Strategic Focus

The Group has achieved strong positions in its overseas businesses while continuing to lead in Singapore.

To maximise the value from its existing businesses and associates, the Group will continue to leverage its scale advantage to drive lower costs and stimulate product innovation. The Group will also evaluate new opportunities where they provide benefits and synergies to the existing businesses.

The geographic focus of the Group's investments will remain predominantly in Asia. With telecom developments gaining pace in other parts of the world, the Group is well-positioned to explore opportunities in new markets (such as Central Asia and the Middle-East). The Group will continue to be disciplined in its consideration of such investments.

SECTION I : GROUP

GROUP OPERATING REVENUE

	Quarter 31 Mar					Year 31 Mar		
	2007 SingTel S$ m	2007 Optus S$ m	2007 Group S$ m	2006 Group S$ m	YOY Chge %	2007 Group S$ m	2006 Group S$ m	YOY Chge %
Mobile communications	238	1,066	1,304	1,234	5.7	5,166	5,073	1.8
Data and Internet	320	366	686	628	9.2	2,650	2,522	5.1
National telephone	111	455	566	598	-5.3	2,275	2,501	-9.1
IT and engineering	188	97	286	291	-1.9	1,027	919	11.7
Sale of equipment	65	139	204	230	-11.3	877	908	-3.5
International telephone	150	48	199	199	-0.4	813	883	-7.9
Cable television	-	36	36	37	-3.3	145	150	-3.3
Others (1)	27	21	48	42	12.6	198	181	9.2
	1,099	**2,229**	**3,328**	**3,260**	**2.1**	**13,151**	**13,138**	**0.1**
Operating revenue			**3,328**	**3,260**	**2.1**	**13,151**	**13,138**	**0.1**
Associates' proportionate revenue (2)			1,365	1,155	18.5	5,225	4,222	23.8
Enlarged revenue			**4,693**	**4,415**	**6.3**	**18,376**	**17,360**	**5.9**

Notes:

(1) Comprises revenue from paging services, maritime and land mobile, lease of satellite transponders as well as other miscellaneous revenue.

(2) Proportionate share of revenue of associates is based on operating revenue of the associate multiplied by SingTel's effective ownership interest.

	Quarter 31 Mar		Year 31 Mar	
	2007	2006	2007	2006
Revenue Mix By Services	**Mix**	**Mix**	**Mix**	**Mix**
Mobile communications	39.2%	37.9%	39.3%	38.6%
Data and Internet	20.6%	19.3%	20.2%	19.2%
National telephone	17.0%	18.3%	17.3%	19.0%
IT and engineering	8.6%	8.9%	7.8%	7.0%
Sale of equipment	6.1%	7.1%	6.7%	6.9%
International telephone	6.0%	6.1%	6.2%	6.7%
Others	2.5%	2.4%	2.6%	2.6%
	100.0%	100.0%	100.0%	100.0%

The Group's operating revenue was up 2.1% to S$3.33 billion, with SingTel registering an increase of 2.8% and Optus (in Singapore Dollar terms) recording a slower growth of 1.7%. Operating revenue from Australia accounted for 67% of the Group's total operating revenue, unchanged from a year ago.

SECTION I : GROUP

Mobile communications, the largest revenue stream of the Group, contributed 39% to the Group's revenue, up by 1.3 percentage points. National Telephone revenue fell 5.3% and was the third largest revenue stream at 17% of total operating revenue, down 1.3 percentage points from a year ago.

Including the proportionate share of operating revenue from associates, the Group's enlarged revenue was up 6.3% to S$4.69 billion.

GROUP OPERATING EXPENSES
(Before depreciation and amortisation)

	Quarter 31 Mar					Year 31 Mar		
	2007 SingTel S$ m	2007 Optus S$ m	2007 Group S$ m	2006 Group S$ m	YOY Chge %	2007 Group S$ m	2006 Group S$ m	YOY Chge %
Selling & administrative	169	496	665	617	7.9	2,576	2,464	4.5
Traffic expenses	122	483	605	603	0.3	2,495	2,528	-1.3
Cost of sales	171	330	501	510	-1.7	1,980	1,883	5.1
Staff costs	167	246	414	422	-2.1	1,668	1,668	**
Repairs & maintenance	25	55	80	69	15.9	284	290	-2.2
Others	(6)	3	(3)	(7)	-61.2	(15)	(50)	-69.5
Total	649	1,613	2,262	2,214	2.2	8,986	8,783	2.3

	Quarter 31 Mar		Year 31 Mar	
As a percentage of operating revenue	2007	2006	2007	2006
Selling & administrative	20.0%	18.9%	19.6%	18.8%
Traffic expenses	18.2%	18.5%	19.0%	19.2%
Cost of sales	15.1%	15.6%	15.1%	14.3%
Staff costs	12.4%	13.0%	12.7%	12.7%
Repairs & maintenance	2.4%	2.1%	2.2%	2.2%
Others	-0.1%	-0.2%	-0.1%	-0.4%
	68.0%	67.9%	68.3%	66.9%

The Group's operating expenses increased 2.2% to S$2.26 billion. Operating expenses as a percentage of operating revenue remained stable at approximately 68%. Selling & Administrative expenses rose 7.9% and was the largest expense category at 20% of operating revenue for the quarter, up from 19% a year ago.

SECTION I : GROUP

GROUP OPERATIONAL EBITDA MARGINS

The operational EBITDA margins of the Group are summarised as fo. s -

	Quarter		Year	
	31 Mar		31 Mar	
	2007	2006	2007	2006
Group	**32.9%**	**33.7%**	**32.6%**	**34.0%**
(ex- gains on disposal of land and building)	*32.9%*	*32.8%*	*32.6%*	*33.7%*
SingTel	**42.3%**	**46.1%**	**45.2%**	**46.2%**
(ex- gains on disposal of land and building)	***42.3%***	***43.6%***	***45.2%***	***45.3%***
Telco businesses	*48.7%*	*53.3%*	*51.3%*	*52.8%*
(ex- gains on disposal of land and building)	*48.7%*	*50.2%*	*51.3%*	*51.7%*
IT business	*11.2%*	*13.4%*	*9.8%*	*10.8%*
Optus (in S$ terms)	**28.3%**	**27.6%**	**26.6%**	**28.4%**

The Group recorded gains on disposal of land and buildings of S$27 million and S$38 million in the last corresponding quarter and last year respectively. The gains were booked as 'other income' and included in the EBITDA. In view of materiality, the gain of S$209 million on disposal of land and buildings for the current financial year ended 31 March 2007 had been recorded as an exceptional gain (see Page 33).

Excluding the gain on disposal of land and buildings, the Group's operational EBITDA margin in the corresponding quarter last year was 32.8%, compared to 32.9% in the current quarter.

SingTel's margin was 42.3%, down 1.3 percentage points from 43.6%. The Singapore Telco margin for the quarter was comparable to the preceding quarter but was lower by 1.5 percentage points from a year ago due to higher Selling and Traffic expenses (see Page 29).

Optus' margin was up 0.7 percentage points to 28.3% with improvements in Mobile, Business and Wholesale divisions.

SECTION I : GR

GROUP SUMMA BALANCE SHEETS

	As at		
	31 Mar 2007 S$ m	31 Dec 2006 S$ m	31 Mar 2006 S$ m
Current assets (excluding cash)	2,883	2,927	3,195
Cash and bank balances	1,390	1,544	2,770
Non-current assets	28,374	28,013	27,641
Total assets	**32,647**	**32,484**	**33,606**
Current liabilities	3,675	4,553	5,128
Non-current liabilities	8,122	8,155	7,385
Total liabilities	**11,797**	**12,708**	**12,513**
Net assets	**20,850**	**19,776**	**21,093**
Share capital	2,562	2,541	4,775
Reserves	18,285	17,232	16,316
Share capital and reserves	**20,847**	**19,773**	**21,091**
Minority interest	3	3	3
	20,850	**19,776**	**21,093**

Share capital fell significantly from S$4.78 billion as at 31 March 2006 due to the capital reduction exercise in September 2006.

GROUP LIQUIDITY AND GEARING

	As at		
	31 Mar 2007 S$ m	31 Mar 2006 S$ m	31 Dec 2006 S$ m
Gross debt			
Current debt	197	1,494	824
Non-current debt	6,272	5,907	6,330
Gross debt as reported in balance sheet	**6,468**	**7,401**	**7,154**
Related net hedging liability	817	376	683
	7,285	**7,777**	**7,837**
Less: cash and bank balances	(1,390)	(2,770)	(1,544)
Net debt	**5,895**	**5,006**	**6,292**
Gross debt gearing ratio (1)	***25.9%***	***26.9%***	***28.4%***
Net debt gearing ratio	***22.0%***	***19.2%***	***24.1%***
Return On Invested Capital (ROIC) (2)	***18.3%***	***17.2%***	***nm***

Notes:

(1) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

(2) Return On Invested Capital is the ratio of Earnings Before Interest and Tax (EBIT) to average net capitalisation.

The Group's gross debt (net of hedging) as at 31 March 2007 amounted to S$7.29 billion, S$552 million lower than a quarter ago. This was primarily due to repayment of borrowings of S$593 million in the quarter, with the balance movement attributable mainly to translation and fair value adjustments of bonds and related derivative instruments under FRS 39.

SECTION I : GROUP

Net debt gearing was up 2.8 percentage points to 22.0% from 19.2% as at 31 March 2006 as cash balance fell following the payments for capital reduction and dividends during the year.

For the year ended 31 March 2007, ROIC was 18.3%, up 1.1 percentage points from 17.2% last year. Excluding the compensation income from IDA which will cease to be recognised from 1 April 2007, ROIC was 17.0%.

SECTION I : GRO

GROUP CASH FLOW AND CAPITAL EXPENDITURE

	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	Quarter 31 Dec 2006 S$ m	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
Net cash inflow from operating activities						
Profit before tax	1,162	1,754	1,231	4,688	4,942	-5.1
Non-cash items	(55)	(672)	(158)	(357)	(474)	-24.6
Operating cashflow before working capital changes	1,107	1,082	1,073	4,331	4,468	-3.1
Changes in operating assets and liabilities	220	193	17	(78)	(232)	-66.5
	1,327	1,276	1,091	4,253	4,236	0.4
Cash paid to employees under performance share plans	-	-	*	(6)	-	nm
Tax paid on operating activities	(7)	(24)	(141)	(269)	(312)	-13.9
Operating cashflow before dividends from associates	1,320	1,252	950	3,979	3,924	1.4
Dividends received from associates	86	93	8	673	616	9.2
Withholding tax paid on dividend received	(9)	(6)	*	(67)	(55)	21.9
	1,396	1,339	958	4,585	4,485	2.2
Net cash (outflow)/ inflow from investing activities						
Payment for purchases of property, plant and equipment	(476)	(430)	(482)	(1,790)	(1,714)	4.5
Proceeds from disposal of property, plant and equipment	4	30	163	305	98	212.0
Payment for acquisition of subsidiaries	-	(39)	*	*	(76)	nm
Proceeds from sale of associates	-	-	87	87	105	-17.6
Associates' loans repaid/ (investments in associates)	10	(1)	75	82	(558)	nm
Net sale of trading investments	100	122	235	520	72	@
Others (interest received, purchase of intangibles etc)	31	86	15	138	90	53.1
	(330)	(232)	93	(658)	(1,982)	-66.8
Net cash outflow for financing activities						
Payment for share capital reduction	-	-	-	(2,272)	-	nm
Net decrease in borrowings	(593)	(788)	(119)	(624)	(949)	-34.2
Settlement of swap upon bond redemption	-	-	-	(88)	-	nm
Net interest paid on borrowings and swaps	(59)	(76)	(145)	(413)	(431)	-4.4
Final dividends paid to SingTel shareholders	-	-	-	(1,336)	(1,734)	-22.9
Interim dividends paid to SingTel shareholders	(585)	-	-	(585)	-	nm
Proceeds from share issue	21	14	16	59	101	-41.6
Purchase of performance shares	(8)	(4)	(2)	(52)	(21)	150.0
Others	*	(1)	-	*	(2)	nm
	(1,223)	(854)	(250)	(5,310)	(3,035)	74.9
Net (decrease)/ increase in cash & cash equivalents	(158)	253	801	(1,383)	(532)	159.8
Exchange effects of cash and cash equivalents	3	6	(2)	3	*	nm
Group cash and cash equivalents at beginning	1,544	2,512	745	2,770	3,303	-16.1
Group cash and cash equivalents at end	1,390	2,770	1,544	1,390	2,770	-49.8
Free cash flow (ex-associates' dividend)	844	822	467	2,189	2,210	-1.0
Free cash flow	920	909	476	2,795	2,772	0.8
Cash capex to operating revenue	*14%*	*13%*	*14%*	*14%*	*13%*	

SECTION I : GROUP

Operating cash flow for the quarter ended 31 March 2007 amounted to S$1.40 billion, up 4.2% or S$57 million from a year ago. However, it was higher by 46% or S$438 million compared to a quarter ago due mainly to favourable working capital movements and lower income tax paid.

Net cash outflow for investing activities was S$330 million, with S$476 million incurred for cash capital expenditure partially offset by net proceeds of S$100 million from the disposal of trading investments. Cash capital expenditure as a percentage of operating revenue was 14%, comparable with the preceding quarter but up 1 percentage point against the last corresponding quarter.

Free cash flow was S$920 million, comparable to the same quarter last year. However, it almost doubled from a quarter ago due mainly to higher operating cash flow.

The cash outflow for financing activities amounted to S$1.22 billion, accounted for mainly by S$593 million of net repayment of borrowings and S$585 million of payment for the interim dividend in respect of the current financial year ended 31 March 2007.

Ending cash balance decreased by S$154 million to S$1.39 billion from a quarter ago.

SECTION III : OPTUS

OTHER INCOME STATEMENT ITEMS

Depreciation and Amortisation

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2007 A$ m	2006 A$ m	%	2007 A$ m	2006 A$ m	%
Depreciation and amortisation expense	275	293	-6.1	1,130	1,079	4.7
Depreciation as a percentage of operating revenue	*15%*	*15%*		*15%*	*15%*	

Depreciation and amortisation expense was lower than in the corresponding quarter, primarily due to the end of useful life of the B1 satellite and retirement of certain IT assets.

Net Finance Expense

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2007 A$ m	2006 A$ m	%	2007 A$ m	2006 A$ m	%
Interest expense to SingTel	-	1	nm	-	7	nm
Interest expense to others	32	36	-13.2	145	157	-7.3
Gross interest on borrowings	32	37	-14.8	145	164	-11.5
Interest capitalised	(2)	(3)	-39.4	(14)	(11)	22.6
	30	34	-12.4	131	153	-14.2
Interest income from SingTel	(2)	-	nm	(6)	-	nm
Interest income from others	(9)	(7)	35.4	(17)	(18)	-3.4
	(11)	(7)	64.6	(23)	(18)	27.5
Net interest expense	19	27	-30.8	108	135	-19.7
Other finance costs						
Unwinding of discounts	5	(6)		10	(2)	nm
Revaluation of other FX contracts	3	1	nm	5	(2)	nm
Total	27	22	21.0	123	131	-6.3

Net finance expense for the year decreased 6.3% to A$123 million primarily due to lower average debt levels.

SECTION II : SINGTEL

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2007 S$ m	2006 S$ m	%	2007 S$ m	2006 S$ m	%
Operating revenue	**1,099**	**1,069**	**2.8**	**4,205**	**4,141**	**1.5**
Operating expenses	(649)	(612)	6.1	(2,354)	(2,297)	2.5
Operational EBITDA	**465**	**493**	**-5.6**	**1,902**	**1,915**	**-0.7**
Operational EBITDA margin	***42.3%***	***46.1%***		***45.2%***	***46.2%***	
(ex-gain on disposal of land and buildings)	*42.3%*	*43.6%*		*45.2%*	*45.3%*	
Share of associates' results	**543**	**464**	**17.1**	**2,064**	**1,636**	**26.2**
- ordinary operations	**561**	**464**	**21.1**	**2,080**	**1,635**	**27.2**
- exceptional items	**(19)**	**-**	**nm**	**(15)**	**1**	**nm**
EBITDA	**1,092**	**1,040**	**5.0**	**4,303**	**3,888**	**10.7**
Exceptional items	**(19)**	**673**	**nm**	**186**	**816**	**-77.3**
Tax expense	**(92)**	**(9)**	**@**	**(651)**	**(472)**	**37.9**
Underlying net profit	**784**	**841**	**-6.7**	**2,926**	**2,552**	**14.7**
Underlying net profit *(before the one off catch-up of deferred tax asset)*	***784***	***689***	***13.9***	***2,926***	***2,400***	**21.9**
Net profit	**803**	**1,514**	**-46.9**	**3,149**	**3,420**	**-7.9**
Free cash flow	**439**	**558**	**-21.4**	**1,904**	**1,761**	**8.1**

Note:

(1) SingTel figures as stated under Section II are after elimination of inter-company transactions and cash flows within the Group except for transactions and cash flows with Optus. Material inter-company transactions, cash flows and balances between SingTel and Optus are eliminated in the Group's financials under Section I.

(5) Include inter-company sales to Optus of S$4 million (Q4 FY2006: S$3 million) and S$11 million (FY2006: S$9 million) for the fourth quarter and financial year ended 31 March 2007 respectively.
(6) SingTel's broadband service comprises all ADSL lines, including SingNet retail broadband lines but excluding leased lines and other broadband access.
(7) Total estimated ADSL and cable lines divided by total number of households (Source: IDA).
(8) Based on total SingTel ADSL lines divided by total ADSL and cable lines in the population. Market share information based on IDA's published statistics.

Overall Data and Internet revenue for the quarter grew 7.9% on a year-on-year basis to S$320 million. Compared to a quarter ago, where Broadband benefited from a one off S$5 million revenue uplift, Data and Internet revenue fell by 2.0%.

Data revenue for the quarter amounted to S$223 million, 5.0% higher compared to the same quarter last year but was flat against the preceding quarter.

Local leased circuit revenue, the largest component at 43% (Q4 FY2006: 44%) of Data services, grew 3.6% year-on-year and 3.0% against the preceding quarter.

Managed services grew 13% and was the next largest component at 22% (Q4 FY2006: 21 %) of Data services. The increase was attributable mainly to higher sales of Global Corporate IP services.

International Leased Circuits (ILC) revenue, which contributed 19% (Q4 FY 2006: 20%) of Data services, was stable year-on-year and against the preceding quarter. While demand for bandwidth continued to be robust, with sales volume increasing by just over 20% from a year ago, average prices continued to fall in the quarter.

Internet revenue for the quarter grew 15% to S$96 million. Against the preceding quarter, however, it was stable after excluding the S$5 million revenue adjustment.

In the quarter, Broadband revenue rose 21% year-on-year to S$73 million. Compared to the preceding quarter, however, it was stable on an underlying basis as pricing came under pressure partly from customers re-contracting at lower rates. In addition, the number of broadband subscribers on the 'no-frills' plans which offered lower subscription rates has increased since their introduction in February 2006.

As at 31 March 2007, there were 421,000 broadband lines, an increase of 4% or 16,000 lines from 405,000 lines a quarter ago. Compared to a year ago, the increase was 69,000 lines or 19%..

Despite intense market competition, SingTel retained its market leadership for broadband in Singapore. Market share in the broadband Internet market as at 31 March 2007 was 53.4%, up from 53.2% a quarter ago.

SECTION II : SINGTEL

REVIEW OF SINGTEL OPERATING PERFORMANCE

For The Fourth Quarter Ended 31 March 2007

SingTel's operating revenue was up 2.8% to S$1.10 billion, with the Singapore Telco revenue increasing by 4.2%. On a sequential quarter basis, SingTel's operating revenue rose by 3.4%.

Generation mio was introduced in January 2007. Revenue from mio plans, which bundled fixed-line, broadband and mobile services, was not significant to SingTel in the current quarter. As at 31 March 2007, nearly 14,000 customers have signed up mio plans.

Data and Internet, the largest revenue stream contributing to almost one-third of SingTel's total revenue, grew 7.9% year-on-year. Mobile Communications, the next largest revenue stream, rose 8.7%. Year-on-year, IT revenue fell 3.5%, though it grew strongly by 25% against the preceding quarter due to seasonal factors. International Telephone revenue continued to show signs of stability, with flat growth against the preceding quarter but up 2.4% from a year ago. National telephone revenue fell 6.2%.

Operating expenses increased 6.1% to S$649 million in the quarter. Selling & Administrative and Traffic expenses accounted for the bulk of the increase. Higher expenses were incurred in subscriber acquisition and retention of broadband subscribers. Initiatives to position SingTel for longer term growth added more cost such as marketing and promotion expenses for mio service and start-up costs for Interactive TV. Additional lease expenses were also incurred in re-routing the traffic disrupted by the Taiwan earthquake in late December 2006.

Consequently, operational EBITDA margin for the quarter was 42.3%, 3.8 percentage points lower compared to 46.1% a year ago. However, the underlying margin fell by a lower 1.3 percentage points if the gain on disposal of land and buildings was excluded. The margin was down 0.4 percentage point compared to a quarter ago.

Contributions from the regional mobile associates, particularly Telkomsel and Bharti, continued to drive earnings growth for SingTel. In the quarter, the associates' pre-tax ordinary profit contribution grew 21% to S$561 million. As disclosed in the third quarter, Globe had obtained approval to exercise its option to redeem its outstanding USD bonds. The earlier redemption will allow Globe to enjoy interest savings over the remaining life of the bonds. SingTel's share of the one-time impact of the resulting bond redemption premium and other related costs amounted to S$19 million. Including this exceptional item, the share of pre-tax profit of associates was up 17% to S$543 million.

SingTel reported an exceptional loss of S$19 million this quarter, compared to exceptional gain of S$673 million a year ago due mainly to the deconsolidation of C2C.

In February 2007, the Singapore Government announced a reduction in the corporate tax rate from 20% to 18%, which resulted in tax savings of approximately S$60 million recorded in the current quarter.

Despite the lower corporate tax rate, the tax expense for the quarter was higher than a year ago as SingTel recognised a catch-up of deferred tax asset of S$152 million in March 2006.

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 December 2006 are as follows -

	Quarter 31 Mar 2007 S$ m	Quarter 31 Dec 2006 S$ m	QOQ Chge %
Operating revenue	1,099	1,063	3.4
Operating expenses	(649)	(613)	6.0
Operational EBITDA	465	454	2.4
Operational EBITDA margin	*42.3%*	*42.7%*	
Share of pre-tax profit of associates	543	506	7.3
Profit before exceptional items and tax	914	856	6.7
Net profit	803	832	-3.4
Underlying net profit	784	688	14.1
Free cash flow	439	342	28.3
- ex-associates' dividend	*362*	*334*	*8.6*

OPERATING REVENUE

SINGTEL	Quarter 31 Mar 2007 S$ m	Mix %	Quarter 31 Mar 2006 S$ m	Mix %	YOY Chge %	Year 31 Mar 2007 S$ m	Mix %	Year 31 Mar 2006 S$ m	Mix %	YOY Chge %
Data and Internet	320	29	296	28	7.9	1,255	30	1,208	29	3.9
Mobile communications	238	22	219	20	8.7	924	22	855	21	8.1
IT and engineering	188	17	195	18	-3.5	622	15	647	16	-3.8
International telephone	150	14	147	14	2.4	594	14	598	14	-0.8
National telephone	111	10	119	11	-6.2	455	11	487	12	-6.7
Sale of equipment	65	6	64	6	2.7	235	6	223	5	5.5
Others (1)	27	2	30	3	-12.2	120	3	123	3	-2.1
Total	**1,099**	**100**	**1,069**	**100**	**2.8**	**4,205**	**100**	**4,141**	**100**	**1.5**

Note:
(1) Comprises revenue from paging services, maritime & land mobile revenue, lease of satellite transponders as well as other miscellaneous revenue.

SECTION II : SINGTEL

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 December 2006 are as follows -

	Quarter 31 Mar 2007 S$ m	Quarter 31 Dec 2006 S$ m	QOQ Chge %
Operating revenue	1,099	1,063	3.4
Operating expenses	(649)	(613)	6.0
Operational EBITDA	465	454	2.4
Operational EBITDA margin	*42.3%*	*42.7%*	
Share of pre-tax profit of associates	543	506	7.3
Profit before exceptional items and tax	914	856	6.7
Net profit	803	832	-3.4
Underlying net profit	784	688	14.1
Free cash flow	439	342	28.3
- ex-associates' dividend	*362*	*334*	*8.6*

OPERATING REVENUE

SINGTEL	Quarter 31 Mar 2007 S$ m	Mix %	Quarter 31 Mar 2006 S$ m	Mix %	YOY Chge %	Year 31 Mar 2007 S$ m	Mix %	Year 31 Mar 2006 S$ m	Mix %	YOY Chge %
Data and Internet	320	29	296	28	7.9	1,255	30	1,208	29	3.9
Mobile communications	238	22	219	20	8.7	924	22	855	21	8.1
IT and engineering	188	17	195	18	-3.5	622	15	647	16	-3.8
International telephone	150	14	147	14	2.4	594	14	598	14	-0.8
National telephone	111	10	119	11	-6.2	455	11	487	12	-6.7
Sale of equipment	65	6	64	6	2.7	235	6	223	5	5.5
Others (1)	27	2	30	3	-12.2	120	3	123	3	-2.1
Total	**1,099**	**100**	**1,069**	**100**	**2.8**	**4,205**	**100**	**4,141**	**100**	**1.5**

Note:
(1) Comprises revenue from paging services, maritime & land mobile revenue, lease of satellite transponders as well as other miscellaneous revenue.

SECTION II : SINGTEL

Data and Mobile Communications contributed 29% and 22% to total operating revenue respectively, up 1 and 2 percentage points correspondingly from a year ago. IT and National Telephone, however, recorded declines in revenues and slipped by 1 percentage point each to SingTel's revenue.

Data and Internet

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
Capacity sales revenue	-	-	nm	-	63	nm
Data services						
Local leased circuits [1]	96	93	3.6	372	367	1.4
Managed services [2]	50	45	12.8	197	168	17.1
International leased circuits ("ILC")	42	43	-1.2	172	173	-0.5
Others [3]	35	33	6.8	137	118	16.4
	223	212	5.0	878	825	6.3
Internet related						
Broadband [4]	73	61	20.6	278	230	21.0
One off adjustment for revenue	-	-	-	5	-	nm
	73	61	20.6	283	230	23.1
SingTel Internet Exchange ("STiX") [5]	11	9	14.1	39	32	19.2
Narrowband and others	13	14	-7.2	56	58	-3.4
	96	84	15.3	377	320	17.9
Data and Internet related	320	296	7.9	1,255	1,146	9.6
Total	320	296	7.9	1,255	1,208	3.9

Key Drivers - Internet related	Quarter 31 Mar 2007	Quarter 31 Dec 2006	Quarter 31 Mar 2006	Year 31 Mar 2007	Year 31 Mar 2006	YOY Chge %
Number of broadband lines (000s) [6]	421	405	352	421	352	19.4
Singapore broadband penetration rate [7]	*65%*	*63%*	*54%*	*65%*	*54%*	
Broadband market share [8]	*53.4%*	*53.2%*	*53.5%*	*53.4%*	*53.5%*	
Number of paying Internet dial up customers (000s)	55	60	77	55	77	-28.6

Notes:

(1) Include resale of overseas local leased circuits.
(2) Include ATM, MEG@POP, Global Corporate IP, Frame Relay, Facility Management and Managed Hosting Services.
(3) Include VSAT, DTE/ DCE, digital video broadcasting etc.
(4) Include revenue from internet access under mio plans.

SECTION II : SINGTEL

(5) Include inter-company sales to Optus of S$4 million (Q4 FY2006: S$3 million) and S$11 million (FY2006: S$9 million) for the fourth quarter and financial year ended 31 March 2007 respectively.
(6) SingTel's broadband service comprises all ADSL lines, including SingNet retail broadband lines but excluding leased lines and other broadband access.
(7) Total estimated ADSL and cable lines divided by total number of households (Source: IDA).
(8) Based on total SingTel ADSL lines divided by total ADSL and cable lines in the population. Market share information based on IDA's published statistics.

Overall Data and Internet revenue for the quarter grew 7.9% on a year-on-year basis to S$320 million. Compared to a quarter ago, where Broadband benefited from a one off S$5 million revenue uplift, Data and Internet revenue fell by 2.0%.

Data revenue for the quarter amounted to S$223 million, 5.0% higher compared to the same quarter last year but was flat against the preceding quarter.

Local leased circuit revenue, the largest component at 43% (Q4 FY2006: 44%) of Data services, grew 3.6% year-on-year and 3.0% against the preceding quarter.

Managed services grew 13% and was the next largest component at 22% (Q4 FY2006: 21 %) of Data services. The increase was attributable mainly to higher sales of Global Corporate IP services.

International Leased Circuits (ILC) revenue, which contributed 19% (Q4 FY 2006: 20%) of Data services, was stable year-on-year and against the preceding quarter. While demand for bandwidth continued to be robust, with sales volume increasing by just over 20% from a year ago, average prices continued to fall in the quarter.

Internet revenue for the quarter grew 15% to S$96 million. Against the preceding quarter, however, it was stable after excluding the S$5 million revenue adjustment.

In the quarter, Broadband revenue rose 21% year-on-year to S$73 million. Compared to the preceding quarter, however, it was stable on an underlying basis as pricing came under pressure partly from customers re-contracting at lower rates. In addition, the number of broadband subscribers on the 'no-frills' plans which offered lower subscription rates has increased since their introduction in February 2006.

As at 31 March 2007, there were 421,000 broadband lines, an increase of 4% or 16,000 lines from 405,000 lines a quarter ago. Compared to a year ago, the increase was 69,000 lines or 19%.

Despite intense market competition, SingTel retained its market leadership for broadband in Singapore. Market share in the broadband Internet market as at 31 March 2007 was 53.4%, up from 53.2% a quarter ago.

SECTION II : SINGTEL

Mobile Communications

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
Cellular service (1)	238	219	8.7	924	855	8.1

Key Drivers	Quarter 31 Mar 2007	Quarter 31 Dec 2006	Quarter 31 Mar 2006	Year 31 Mar 2007	Year 31 Mar 2006	YOY Chge %
Number of Mobile subscribers (000s)						
Prepaid	552	518	456	552	456	21.2
Postpaid	1,270	1,248	1,204	1,270	1,204	5.4
Total	**1,822**	**1,766**	**1,660**	**1,822**	**1,660**	**9.8**
MOUs per subscriber per month (2)						
Prepaid	110	107	72	97	57	72.0
Postpaid	389	385	368	378	363	4.3
Average revenue per subscriber per month (2) (S$ per month)						
Prepaid (3)	14	14	12	13	12	11.9
Postpaid (4)	71	73	71	71	70	1.4
Blended	**54**	**56**	**54**	**55**	**54**	**0.4**
Data services as % of ARPU (5)	***30%***	***27%***	***24%***	***27%***	***23%***	
Acquisition cost per postpaid subscriber	**223**	**310**	**247**	**246**	**209**	**17.7**
Postpaid external churn per month (6)	*0.8%*	*0.8%*	*0.9%*	*0.8%*	*1.0%*	
Singapore mobile penetration rate (7)	***107%***	***103%***	***101%***	***107%***	***101%***	
Singapore mobile subscribers (000s) (8)	**4,789**	**4,638**	**4,385**	**4,789**	**4,385**	**9.2**
Market share (8)						
Prepaid	*28.9%*	*28.9%*	*28.3%*	*28.9%*	*28.3%*	
Postpaid	*44.1%*	*43.9%*	*43.4%*	*44.1%*	*43.4%*	
Overall	***38.0%***	***38.1%***	***37.9%***	***38.0%***	***37.9%***	

Notes:

(1) Cellular service revenue is determined net of bill rebates and outbound roaming charges, and included revenue earned from mio plans. It excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods.

(2) Based on average subscribers, calculated as the simple average of opening and closing subscribers.

(3) Prepaid ARPU includes revenue earned from international telephone calls, and is computed net of sales discounts on prepaid cards.

(4) Postpaid ARPU includes revenue earned from international telephone calls and is computed net of international outpayments for outbound roaming traffic.

(5) Include revenue from SMS, *SEND, MMS and other data services.

SECTION II : SINGTEL

(6) Calculated by expressing the number of postpaid subscribers who deactivate or disconnect (both voluntary and the Company's initiated churn) as a percentage of the average subscribers.
(7) The penetration rate as at 31 March 2006 was based on previously published figures by IDA, not updated with subsequent changes in population base.
(8) Source: IDA.

Mobile Communications revenue grew 8.7% on a year-on-year basis and was stable from a quarter ago.

The total number of mobile subscribers grew 56,000 in the quarter to 1.82 million as at 31 March 2007. Prepaid subscriber base was up 34,000 and postpaid subscriber base rose by 22,000.

As at 31 March 2007, the number of 3G subscribers reached 466,000, representing a strong increase of more than three times from a year ago and 27% from a quarter ago. The accelerating adoption rate was due to the availability of more attractive 3G handsets at affordable prices.

Postpaid ARPU was stable from a year ago. Prepaid ARPU was up 14% due to higher minutes of use (MOU) partially offset by lower tariffs.

Data services reached 30% of ARPU, up from 24% a year ago and 27% a quarter ago.

Postpaid churn was at a historic low of 0.8% in the quarter. Acquisition cost per subscriber fell to S$223 due to cheaper 3G handsets, down from both the preceding festive quarter and the same quarter last year.

IT and Engineering ("IT&E") (1)

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
IT & Engineering	188	195	-3.5	622	647	-3.8

Note:
(1) Generated mainly by NCS and its subsidiaries. Included billings to Optus of approximately S$21 million (Q4 FY2006: S$14 million) and S$65 million (FY2006: S$50 million) for the fourth quarter and financial year ended 31 March 2007 respectively.

For the quarter ended 31 March 2007, IT&E revenue fell 3.5% to S$188 million due largely to lower revenue contribution from systems integration/applications development and systems maintenance. This was partially offset by higher revenue from facilities management and product resale. On a sequential basis, revenue rose 25% due to seasonal demand.

For the year ended 31 March 2007, revenue fell 3.8% to S$622 million due to the deconsolidation of IPACS from January 2007, which contributed S$20 million in revenue last year. Excluding the contribution from IPACS, revenue was flat year-on-year.

SECTION II : SINGTEL

NCS' strategy of overseas expansion continued to gain traction, with revenue outside Singapore growing 32% for the year. This had helped to offset the effect of structural changes in the Singapore IT sector where projects were fewer albeit of larger values. Hence revenue had become increasingly more volatile and lumpy.

Revenue from overseas comprised 23% of total revenue, up from 20% last year. Strong growth momentum was registered in the Middle East and Australia.

Order books remained healthy. In the quarter, NCS secured a number of significant contracts both locally and overseas. In Singapore, these included contracts with a number of government agencies such as Singapore Customs, Ministry of Home Affairs and the Health Sciences Authority. In the region, further inroads were made with contracts signed in markets such as Sri Lanka and Fiji.

International Telephone [1]

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
International (incl Malaysia) call revenue	120	117	2.6	475	468	1.6
Inpayments and net transit	31	30	1.6	118	130	-9.1
Total	**150**	**147**	**2.4**	**594**	**598**	**-0.8**
International outpayments (see page 30)	49	53	-8.8	192	204	-6.2
Net	102	94	8.8	402	394	2.1
Margin %	*68%*	*64%*		*68%*	*66%*	

Key drivers	Quarter 31 Mar 2007	Quarter 31 Dec 2006	Quarter 31 Mar 2006	Year 31 Mar 2007	Year 31 Mar 2006	YOY Chge %
International telephone outgoing minutes (m mins)(excl Malaysia)	323	291	248	1,156	925	25.0
Average IDD call collection rate - net basis (S$/ min) (excl Malaysia)	0.314	0.356	0.396	0.355	0.432	-17.8

Note:
(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.

International Telephone revenue was up 2.4% this quarter attributable mainly to higher international call revenue. This was the result of a robust 30% rise in international telephone outgoing traffic due partly to higher market share partially offset by a fall of 21% in call collection rates.

SECTION II : SINGTEL

On a sequential quarter basis, International Telephone revenue was stable, a trend noted since September 2005.

Year-on-year, margins were up 4 percentage points to 68%.

Outpayments fell 8.8% due mainly to lower outpayment rates.

National Telephone

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
Direct exchange line (DEL)						
- rental	45	46	-2.8	183	187	-2.2
- traffic	28	31	-12.1	118	135	-12.4
	73	78	-6.6	301	322	-6.5
Others (2)	42	44	-4.1	168	179	-6.3
	115	122	-5.7	469	501	-6.4
Intercompany eliminations	(4)	(3)	16.1	(14)	(13)	5.2
	111	119	-6.2	455	487	-6.7

Key Drivers	Quarter 31 Mar 2007	Quarter 31 Dec 2006	Quarter 31 Mar 2006	Year 31 Mar 2007	Year 31 Mar 2006	YOY Chge %
Fixed working lines (000s)(1)						
Residential	1,016	1,026	1,053	1,016	1,053	-3.6
Business	759	757	755	759	755	0.5
Total	1,774	1,784	1,808	1,774	1,808	-1.9
Singapore fixed line penetration rate (3)	*41%*	*41%*	*42%*	*41%*	*42%*	
Singapore fixed working lines (000s) (3)	1,854	1,851	1,844	1,854	1,844	0.5
Fixed line market share	*95.7%*	*96.4%*	*98.0%*	*95.7%*	*98.0%*	

Notes:
(1) Fixed working lines refer to Direct Exchange Lines (DEL) and mio voice.
(2) Include revenue from enhanced telephone services, payphones, DEL interconnect and call management services such as 1900/1800 call services, Telepoll and mio voice.
(3) Source: IDA.

National Telephone revenue declined 6.2% to S$111 million in the quarter. This reflected a decrease of 1.9% in the number of fixed lines and lower voice and payphone traffic due to increasing broadband usage, mobile substitution and competition.

On a sequential quarter basis, National Telephone revenue was stable.

SECTION II : SINGTEL

OPERATING EXPENSES
(Before Depreciation And Amortisation)

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
Cost of sales	171	164	4.4	553	557	-0.7
Selling & administrative	169	146	15.8	620	563	10.1
Staff costs	167	165	1.3	631	633	-0.3
Traffic expenses	122	113	7.8	469	450	4.3
Repairs & maintenance	25	28	-8.7	97	118	-17.4
Others [(1)]	(6)	(4)	41.0	(17)	(24)	-28.8
Total	649	612	6.1	2,354	2,297	2.5

As a percentage of operating revenue	Quarter 31 Mar 2007	Quarter 31 Mar 2006	Year 31 Mar 2007	Year 31 Mar 2006
Cost of sales	15.6%	15.3%	13.1%	13.4%
Selling & administrative	15.4%	13.6%	14.8%	13.6%
Staff costs	15.2%	15.4%	15.0%	15.3%
Traffic expenses	11.1%	10.6%	11.2%	10.9%
Repairs & maintenance	2.3%	2.6%	2.3%	2.8%
Others	-0.5%	-0.4%	-0.4%	-0.6%
Total	59.1%	57.2%	56.0%	55.5%

Note:
(1) Included government grants and recoveries of costs.

Operating expenses increased 6.1% or S$37 million year-on-year.

Cost of Sales increased 4.4% or S$7 million to S$171 million and was the largest expense category at 15.6% of operating revenue in the quarter. Cost of Sales included some losses provided for overseas projects.

SECTION II : SINGTEL

Selling & Administrative Expenses

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
Selling & administrative expenses	169	146	15.8	620	563	10.1

Year-on-year, Selling & Administrative expenses for the quarter rose 16% or S$23 million. The increase was attributable mainly to higher subscriber and retention costs for broadband, marketing and promotion of mio service launched in January, start-up costs for Interactive TV as well as higher consultancy expenses.

Staff Costs

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
Gross staff costs	160	151	5.5	595	597	-0.4
Performance share cost [1]	10	9	18.6	35	28	25.0
Retrenchment cost	*	10	nm	14	20	-31.7
	170	170	0.4	644	646	-0.2
Capitalisation of staff costs	(3)	(5)	-34.0	(13)	(12)	2.4
Total, net	167	165	1.3	631	633	-0.3

Key Drivers	Quarter 31 Mar 2007	Quarter 31 Dec 2006	Quarter 31 Mar 2006	Year 31 Mar 2007	Year 31 Mar 2006	YOY Chge %
SingTel average number of staff	9,566	9,408	9,854	9,506	9,984	-4.8
Revenue per staff (S$'000) [2]	115	113	109	442	415	6.6
As at end of period:						
Number of staff						
NCS Group	3,225	3,184	3,085	3,225	3,085	4.5
SingTel and subsidiary companies	6,310	6,272	6,753	6,310	6,753	-6.6
SingTel	9,535	9,456	9,838	9,535	9,838	-3.1
Optus	9,897	9,826	10,124	9,897	10,124	-2.2
Total Group	19,432	19,282	19,962	19,432	19,962	-2.7

Notes:

(1) Performance share expense for a share grant is amortised and recognised in income statement on a straight line basis over the vesting period of 3 years from the date of the grant.

(2) Based on average employee numbers.

Compared to the preceding quarter, staff costs rose 7.7% due mainly to additional provision for bonus. Year-on-year, staff cost was stable.

SECTION II : SINGTEL

As at 31 March 2007, the headcount for SingTel was 9,535, representing a decline of 303 or 3.1% from a year ago. The lower headcount in the telco business was partially offset by a higher headcount in the IT business due to expansion overseas.

For the year ended 31 March 2007, the performance share cost was up 25% to S$35 million as additional provision was made for the cash-settled performance share grants.

Traffic Expenses

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
International outpayments	49	53	-8.8	192	204	-6.2
Leases [1]	59	48	21.6	223	196	14.1
Interconnect	15	12	26.1	54	50	8.7
	122	113	7.8	469	450	4.3

Note:
(1) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and leased circuit charges.

See page 26 for an analysis of outpayments relative to inpayments.

Lease expenses rose 22% or S$11 million to S$59 million. Approximately S$5 million was incurred in re-routing traffic disrupted by the Taiwan earthquake in late December 2006.

Interconnect expenses was up 26% to S$15 million attributable mainly to higher volume of inter-operator SMS.

OTHER INCOME STATEMENT ITEMS

Other Income

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
Other income	15	35	-56.8	51	71	-28.5

'Other income' comprises mainly rental from properties, foreign exchange differences for trade related balances, routine gain or loss on disposal of property, plant and equipment as well as miscellaneous receipts.

SECTION II : SINGTEL

Last year, 'Other income' included S$38 million of gains on disposal of land and buildings at Bukit Timah and Yio Chu Kang.

The total gain on disposal of land and building of S$209 million for this financial year was classified as an exceptional item in view of the materiality (see Page 33).

Depreciation And Amortisation

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
Depreciation of property, plant and equipment						
- SingTel and subsidiary companies	(129)	(136)	-5.5	(496)	(525)	-5.5
- C2C	-	-	-	-	(97)	nm
	(129)	(136)	-5.5	(496)	(622)	-20.3
Amortisation	(2)	(2)	17.6	(7)	(6)	21.3
	(131)	**(138)**	**-5.2**	**(503)**	**(628)**	**-19.9**
Depreciation as a percentage of operating revenue	*12%*	*13%*		*12%*	*15%*	

For the year ended 31 March 2007, depreciation fell 20% or S$126 million mainly attributable to the deconsolidation of C2C in the March 2006 quarter. With lower depreciation and higher operating revenue, depreciation as a percentage of operating revenue fell 3 percentage points to 12%.

SECTION II : SINGTEL

Net Finance Expense

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
Net interest expense						
Interest expense to third parties						
Incurred by C2C	-	-	nm	-	(61)	nm
Incurred by SingTel (ex- C2C)	(63)	(64)	-0.8	(251)	(247)	1.7
	(63)	(64)	-0.8	(251)	(308)	-18.4
Interest expense to Optus	(2)	-	nm	(7)	-	nm
	(65)	(64)	2.7	(258)	(308)	-16.3
Interest income						
From third parties	12	27	-54.1	87	84	2.6
From Optus	-	1	nm	-	10	nm
	12	27	-55.5	87	94	-7.8
	(53)	**(36)**	**46.7**	**(171)**	**(214)**	**-20.0**
Other finance income/ (expense)						
FRS 39 fair value adjustments [(1)]	1	1	60.0	1	(2)	nm
Investment gain [(2)]	1	1	-54.5	5	5	17.8
Foreign exchange gain/ (loss) (net)	4	(18)	nm	(20)	26	nm
	6	(16)	nm	(14)	29	nm

Notes:

(1) Adjustment arose from the revaluation of trading investments at fair values at balance sheet date under FRS 39, ***Financial Instruments: Recognition and Measurement***.

(2) Comprise mainly dividend income and realised gains or losses on disposals of investments held for resale.

Interest income earned from third parties during the quarter fell by 54% due to lower cash balance following the payments of final dividend and capital reduction in September 2006 and interim dividend in January 2007.

The foreign exchange gain for last financial year ended 31 March 2006 included an amount of S$53 million recorded on the inter-company loan to Optus.

SECTION II : SINGTEL

Exceptional Items [1]

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
Gain on deconsolidation of C2C	-	618	nm	-	618	nm
Gain on disposal of SingPost	-	*	nm	-	90	nm
Exceptional gain on sale of properties	-	-	nm	209	-	nm
Net gain on disposal of available for sale investments	*	59	nm	*	59	nm
Impairment of property, plant and equipment	(19)	(9)	116.9	(19)	(9)	116.9
Write off of IPACS	-	(1)	nm	-	(10)	nm
Impairment of BSI ,which was sold in Oct 2006	-	-	-	(11)	-	nm
Gain on dilution of associates	1	8	-87.8	6	69	-91.6
Others	*	(1)	nm	*	(1)	nm
Total	(19)	673	nm	186	816	-77.3

Note:
(1) Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.

In the corresponding quarter last year, an exceptional gain of S$618 million -- representing the excess of the losses recognised on C2C beyond the cost of the initial investment and other accounting adjustments -- was made.

For the current year, the total gains on disposal of land and buildings at West Coast, Hillcrest and the Central Business District amounted to S$209 million.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group summary income statements (in Singapore dollars) -

	Quarter		YOY	Year		YOY
	31 Mar			31 Mar		
	2007	2006	Chge	2007	2006	Chge
	S$ m	S$ m	%	S$ m	S$ m	%
Operating revenue	2,229	2,191	1.7	8,947	8,998	-0.6
Operating expenses	(1,613)	(1,602)	0.7	(6,633)	(6,487)	2.3
Other income	15	16	-6.7	66	41	62.5
Operational EBITDA	631	605	4.3	2,380	2,552	-6.7
- EBITDA margin	*28.3%*	*27.6%*		*26.6%*	*28.4%*	
Share of results of joint ventures	-	6	nm	9	13	-35.6
EBITDA	631	611	3.3	2,389	2,565	-6.9
Depreciation & amortisation	(331)	(352)	-6.0	(1,352)	(1,349)	0.2
EBIT	300	259	16.0	1,037	1,216	-14.8
Net finance expense	(33)	(27)	19.3	(147)	(165)	-10.8
Profit before exceptional items	267	231	15.6	890	1,051	-15.4
Exceptional items	-	-	-	326	-	nm
Profit before tax	267	231	15.6	1,215	1,051	15.6
Taxation	(81)	(64)	27.7	(257)	(308)	-16.5
Net profit	186	168	11.0	958	743	28.9
Net profit	186	168	11.0	958	743	28.9
Exclude						
Exceptional items	-	-	-	(326)	-	nm
Underlying net profit	186	168	11.0	633	743	-14.9

Note:

The monthly income statement of Optus was translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. The derived weighted average exchange rates on translation of Optus income statement is shown in **Appendix 3**.

SECTION II : SINGTEL

Note:

(1) Withholding taxes are deducted at source when dividends are remitted by the overseas associates. For accounting purpose, the dividend income and related withholding taxes are accrued when declared by the associates. Dividend income has no impact on the income statement of the Group as they are eliminated at Group. The cash inflows upon the receipt of dividend are shown in Section IV.

The tax expense of the current quarter included S$60 million of tax savings from the reduction in Singapore corporate tax rate from 20% to 18% announced in February 2007. Of this, S$38 million was recorded as an exceptional tax credit as it arose from a one off adjustment to the deferred tax liability carried forward from last year.

In this quarter, a deferred tax asset of S$38 million was recognised on the current quarter's interest expense provided by Singapore Telecom Australia Investments Pty Limited (the investment holding company of Optus) on its loan from SingTel.

In the same quarter last year, an amount of S$152 million-- out of the S$183 million of deferred tax credit recorded in respect of the inter-company loan-- arose from a catch-up in the booking of the deferred tax asset due to higher probability of Optus' ability to generate sufficient future taxable profit to utilise the asset.

The inter-company interest income/expenses and loans were eliminated at Group.

SECTION IV: ASSOCIATES/ JOINT VENTURES

FINANCIAL HIGHLIGHTS
FOR THE FOURTH QUARTER ENDED 31 MARCH 2007

- **Pre-tax ordinary contribution from associates up 20% to S$561 million.**

- **On a post-tax basis, earnings from associates increased 18% to S$415 million and contributed to 43% of Group's underlying net profit, up from 35% a year ago.**

- **Group's combined mobile subscriber base[4] grew by 12 million in the quarter. Year-on-year, the subscriber base was up 46% or 39 million to 124 million. On a proportionate share basis, the increase was 8.9% to 46 million subscribers from a quarter ago.**

FOR THE YEAR ENDED 31 MARCH 2007

- **Group's share of pre-tax profit from associates up 26% to S$2.07 billion.**

- **Post-tax profit from associates rose 28% to S$1.54 billion and contributed to 43% of Group's underlying net profit, up from 37% a year ago.**

[4] Combined mobile subscriber base here refers to the total number of mobile subscribers in SingTel, Optus and the regional mobile associates.

SECTION II : SINGTEL

Operating cash flows for the quarter ended 31 March 2007 was S$630 million, comparable to the same quarter last year. It was, however, higher by 58% compared to the preceding quarter due to higher dividend received from associates and lower tax paid in the quarter.

Cash outflow for investing activities was S$62 million in the quarter, with S$192 million spent on cash capital expenditure partially offset by S$100 million of net proceeds received from disposal of trading investments.

Cash capital expenditure was 17% of operating revenue, up from 5.4% a quarter ago. Major cash capital expenditure in the quarter included outfitting of Managed Hosting Services (MHS) data centres as well as purchases of equipment for Interactive TV.

With stable operating cash flow and higher cash capital expenditure, free cash flow was S$439 million, down 21% from a year ago.

The payment of interim dividend of S$585 million in January 2007 accounted for the bulk of the S$590 million spent on financing activities.

Overall cash and cash equivalent fell S$20 million to S$1.23 billion as at 31 March 2007.

(6) Calculated by expressing the number of postpaid subscribers who deactivate or disconnect (both voluntary and the Company's initiated churn) as a percentage of the average subscribers.
(7) The penetration rate as at 31 March 2006 was based on previously published figures by IDA, not updated with subsequent changes in population base.
(8) Source: IDA.

Mobile Communications revenue grew 8.7% on a year-on-year basis and was stable from a quarter ago.

The total number of mobile subscribers grew 56,000 in the quarter to 1.82 million as at 31 March 2007. Prepaid subscriber base was up 34,000 and postpaid subscriber base rose by 22,000.

As at 31 March 2007, the number of 3G subscribers reached 466,000, representing a strong increase of more than three times from a year ago and 27% from a quarter ago. The accelerating adoption rate was due to the availability of more attractive 3G handsets at affordable prices.

Postpaid ARPU was stable from a year ago. Prepaid ARPU was up 14% due to higher minutes of use (MOU) partially offset by lower tariffs.

Data services reached 30% of ARPU, up from 24% a year ago and 27% a quarter ago.

Postpaid churn was at a historic low of 0.8% in the quarter. Acquisition cost per subscriber fell to S$223 due to cheaper 3G handsets, down from both the preceding festive quarter and the same quarter last year.

IT and Engineering ("IT&E") (1)

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
IT & Engineering	188	195	-3.5	622	647	-3.8

Note:
(1) Generated mainly by NCS and its subsidiaries. Included billings to Optus of approximately S$21 million (Q4 FY2006: S$14 million) and S$65 million (FY2006: S$50 million) for the fourth quarter and financial year ended 31 March 2007 respectively.

For the quarter ended 31 March 2007, IT&E revenue fell 3.5% to S$188 million due largely to lower revenue contribution from systems integration/applications development and systems maintenance. This was partially offset by higher revenue from facilities management and product resale. On a sequential basis, revenue rose 25% due to seasonal demand.

For the year ended 31 March 2007, revenue fell 3.8% to S$622 million due to the deconsolidation of IPACS from January 2007, which contributed S$20 million in revenue last year. Excluding the contribution from IPACS, revenue was flat year-on-year.

SECTION III : OPTUS

	Quarter 31 Mar 2007 A$ m	Quarter 31 Mar 2006 A$ m	YOY Chge %	Year 31 Mar 2007 A$ m	Year 31 Mar 2006 A$ m	YOY Chge %
Operating revenue	1,851	1,821	1.7	7,475	7,192	3.9
- excluding Alphawest and Virgin Mobile				*7,196*	*7,115*	1.1
Operational EBITDA	524	502	4.3	1,988	2,038	-2.4
Operational EBITDA margin	*28.3%*	*27.6%*		*26.6%*	*28.3%*	
- excluding Alphawest and Virgin Mobile				*27.7%*	*28.7%*	
EBIT	249	214	16.1	865	970	-10.8
Underlying net profit	155	139	10.9	528	593	-11.0
Net profit	155	139	10.9	804	593	35.5
Free cash flow	400	294	36.0	742	815	-9.0

SECTION III : OPTUS

OPTUS SUMMARY INCOME STATEMENTS – Singapore GAAP
For The Fourth Quarter And Year Ended 31 March 2007

	Quarter 31 Mar		YOY	Year 31 Mar		YOY
	2007 A$ m	2006 A$ m	Chge %	2007 A$ m	2006 A$ m	Chge %
Operating revenue	**1,851**	**1,821**	**1.7**	**7,475**	**7,192**	**3.9**
Operating expenses	(1,340)	(1,332)	0.6	(5,543)	(5,187)	6.9
	511	489	4.5	1,932	2,005	-3.6
Other income	13	13	-3.7	56	33	69.3
Operational EBITDA	**524**	**502**	**4.3**	**1,988**	**2,038**	**-2.4**
- EBITDA margin	***28.3%***	***27.6%***		***26.6%***	***28.3%***	
Share of results of joint ventures						
- ordinary operations	*	5	nm	(6)	11	nm
- exceptional items	-	-	-	13	-	nm
	*	5	nm	7	11	-34.6
EBITDA	**524**	**507**	**3.3**	**1,995**	**2,049**	**-2.6**
Depreciation & amortisation	(275)	(293)	-6.1	(1,130)	(1,079)	4.7
EBIT	**249**	**214**	**16.1**	**865**	**970**	**-10.8**
Net finance expense	(27)	(22)	21.0	(123)	(131)	-6.3
Profit before exceptional items	**222**	**192**	**15.6**	**742**	**839**	**-11.5**
Exceptional items	-	-	-	276	-	nm
Profit before tax	**222**	**192**	**15.6**	**1,018**	**839**	**21.4**
Tax expense	(67)	(53)	28.2	(214)	(246)	-12.6
Net profit after tax	**155**	**139**	**10.9**	**804**	**593**	**35.5**
Net profit	**155**	**139**	**10.9**	**804**	**593**	**35.5**
Exclude:						
Exceptional items	-	-	-	(276)	-	nm
Underlying net profit	**155**	**139**	**10.9**	**528**	**593**	**-11.0**

Optus Mobile results continued to be disclosed as a division, consistent with general industry practice. Optus fixed line revenues have been presented in accordance with the organisational structure by customer segments.

SECTION III : OPTUS

REVIEW OF OPTUS OPERATING PERFORMANCE
For The Fourth Quarter Ended 31 March 2007

Optus delivered strong results in a challenging market, with operating revenue increasing by 1.7% in the fourth quarter and operational EBITDA growth of 4.3%.

This growth was achieved notwithstanding the increased penetration of capped mobile pricing plans, a continuing decline in fixed telephony usage across the market, and the ACCC mandated reduction in mobile termination rates from 15 cents to 12 cents per minute from 1 January 2007. This result included revenue contributions from Alphawest and Virgin Mobile of A$79 million which were consolidated from November 2005 and January 2006, respectively.

Optus remains committed to its strategy of maintaining market share, managing costs and investing for growth. In the quarter, Optus Mobile successfully defended its market position and added 60,000 new subscribers, whilst delivering operational EBITDA growth of 4.4%. Optus continues to lead in the prepaid market. Whilst having lower net additions in postpaid, Optus has protected the value of its mobile business and improved its EBITDA margins.

Optus led the market with innovative marketing offers and services. Underpinning the strong performance in mobile market was the continuation of the successful Turbo campaign with the addition of several new recharge offers for prepaid. In broadband, Optus has been at the forefront of delivering ADSL2 to give customers the choice of higher speeds. In fixed telephony, Optus saw further growth of its HomeOne plan, which offers customers free line rentals.

In the quarter, Optus focused on the expansion of its broadband customer base and on the migration of the resale customers to the ULL network and from dial-up to broadband. The number of broadband subscribers was up 53,000 this quarter to 781,000. ULL customer migration / additions increased by over 70% in the fourth quarter, with total ULL subscribers reaching 93,000 as at 31 March 2007.

For the quarter, operational EBITDA increased by 4.3% attributable mainly to a robust performance from Mobile, growth in data and IP products and higher contribution from the Satellite division, partially offset by lower Consumer fixed line earnings. Operational EBITDA margin was 28.3%, up 0.7 percentage points from the same quarter last year.

Net profit for the quarter increased 11% to A$155 million.

Free cash flow amounted to A$400 million, up 36% due primarily to higher earnings and lower cash capital expenditure.

For The Year Ended 31 March 2007

For the year ended 31 March 2007, Optus recorded a 3.9% increase in operating revenue to A$7.48 billion.

Operational EBITDA declined 2.4% to A$1.99 billion with the margin at 26.6%, in line with guidance, and with the fourth quarter returning to growth.

Net profit for the year was up 36%. Excluding the gain on intra-group divestments, underlying net profit after tax fell by A$65 million to A$528 million.

SECTION III : OPTUS

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 December 2006 were as follows -

	Quarter		QOQ
	31 Mar 2007 A$ m	31 Dec 2006 A$ m	Chge %
Operating revenue	**1,851**	**1,925**	**-3.9**
Operating expenses	(1,340)	(1,437)	-6.7
Operational EBITDA	**524**	**501**	**4.6**
Operational EBITDA margin	***28.3%***	***26.0%***	
Mobile	*39%*	*37%*	
Business & Wholesale Fixed	*22%*	*19%*	
Consumer & SMB Fixed	*8%*	*5%*	
Profit before exceptional items and tax	**222**	**192**	**15.5**
Underlying net profit	**155**	**135**	**14.7**
Free cash flow	**400**	**112**	**256.8**

Revenue declined compared to the preceding quarter mainly due to seasonal trends.

The higher free cash flow in the quarter was a result of the higher EBITDA, lower cash capital expenditure, and favourable working capital position.

Operational EBITDA increased by 4.6% and margin gained 2.3 percentage points, with all divisions showing improvements.

Optus' ongoing focus on cost management initiatives has further contributed towards a stable cost base and EBITDA margin improvement.

SECTION III : OPTUS

DIVISIONAL TOTALS

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2007 A$ m	2006 A$ m	%	2007 A$ m	2006 A$ m	%
Operating revenue by division:						
Mobile	1,022	1,010	1.2	4,177	4,036	3.5
Business fixed	281	283	-0.6	1,134	997	13.7
Wholesale fixed	153	134	14.0	601	596	0.9
Consumer and SMB fixed	402	405	-0.7	1,599	1,615	-1.0
Less inter-divisional revenue [1]	(7)	(11)	-37.7	(36)	(52)	-31.1
Total	**1,851**	**1,821**	**1.7**	**7,475**	**7,192**	**3.9**
Operational EBITDA by division:						
Mobile	396	379	4.4	1,531	1,528	0.2
Business & Wholesale fixed	96	77	23.5	341	320	6.3
Consumer and SMB fixed	32	46	-29.2	116	190	-38.7
Total	**524**	**502**	**4.3**	**1,988**	**2,038**	**-2.4**
Operational EBITDA margins by division:						
Mobile	*39%*	*38%*		*37%*	*38%*	
Business & Wholesale fixed	*22%*	*19%*		*20%*	*20%*	
Consumer and SMB fixed	*8%*	*11%*		*7%*	*12%*	
Total	***28.3%***	***27.6%***		***26.6%***	***28.3%***	

Note:
(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and SMB fixed, and Optus Business fixed and preselected customers.

In the quarter, the Mobile division contributed 55% to total revenue, consistent with the corresponding quarter. Its contribution to operational EBITDA increased to 76% from 75% a year ago.

SECTION III : OPTUS

OPTUS MOBILE DIVISION

	Quarter 31 Mar 2007 A$ m	Quarter 31 Mar 2006 A$ m	YOY Chge %	Year 31 Mar 2007 A$ m	Year 31 Mar 2006 A$ m	YOY Chge %
Mobile communications revenue [1]						
Outgoing service revenue	702	656	7.0	2,781	2,608	6.6
Incoming service revenue	206	215	-4.2	866	886	-2.3
Service revenue	908	871	4.2	3,647	3,494	4.4
Equipment	114	139	-17.8	530	542	-2.1
	1,022	**1,010**	**1.2**	**4,177**	**4,036**	**3.5**
Operational EBITDA [2]	**396**	**379**	**4.4**	**1,531**	**1,528**	**0.2**
- EBITDA margin	*39%*	*38%*		*37%*	*38%*	

Key Drivers	Quarter 31 Mar 2007	Quarter 31 Dec 2006	Quarter 31 Mar 2006	Year 31 Mar 2007	Year 31 Mar 2006	YOY Chge %
Number of mobile subscribers (000s)						
Prepaid	3,797	3,738	3,590	3,797	3,590	5.8
Postpaid	2,940	2,939	2,896	2,940	2,896	1.5
Total	**6,737**	**6,677**	**6,486**	**6,737**	**6,486**	3.9
Mobile penetration rate [3]	***99%***	***97%***	***97%***	***99%***	***97%***	
MOUs per subscriber per month [4]						
Prepaid	71	69	62	66	60	10.2
Postpaid	158	166	155	163	155	4.6
ARPU per month (A$) [4]						
Prepaid	25	25	23	24	22	10.5
Postpaid	71	76	71	73	74	-0.8
Blended	**45**	**48**	**45**	**46**	**46**	-
Data revenue as a percentage of service revenue	***26%***	***24%***	***19%***	***24%***	***18%***	
Market (000s) [5]	**20,603**	**20,078**	**19,908**	**20,603**	**19,908**	3.5
Market share - total [5]	***32.7%***	***33.3%***	***32.6%***	***32.7%***	***32.6%***	
Retail postpaid churn rate per month [6]	***1.3%***	***1.3%***	***1.2%***	***1.4%***	***1.4%***	
% users through wholesale	***5%***	***5%***	***10%***	***5%***	***10%***	
Acquisition cost per subscriber	**A$116**	**A$131**	**A$120**	**A$134**	**A$130**	

Notes:

(1) Includes international outgoing and international incoming revenue.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Penetration is measured as total mobile market, as estimated by Optus, divided by Australia's total population.
(4) Based on average customers, calculated as the simple average of opening and closing customers. MOU includes outgoing minutes only. ARPU excludes equipment revenue.
(5) Market size and market share figures are Optus estimates taking into account other carriers' disclosures and adjustments.
(6) Churn excluded customers transferring from postpaid to prepaid.

SECTION III : OPTUS

Optus Mobile service revenue grew 4.2%. With slower equipment sales, overall revenue increased by a lower 1.2% to A$1.02 billion.

Notwithstanding the negative impact of caps, outgoing service revenue grew by 7.0% in the current quarter as a result of the continuing prepaid growth and solid SMS traffic.

Incoming service revenue decreased by 4.2% as a result of lower termination rates mandated by ACCC. Average inbound mobile termination rates fell 20% from a year ago, reflecting the reduction in mandated termination rates from 15 to 12 cents. Subscriber growth, strong voice and SMS terminating traffic partially mitigated the sharp decline in mobile termination rates.

Overall, Mobile ARPU remained consistent with the same quarter last year but was lower compared to the preceding December quarter due to seasonal trends.

Equipment revenue fell by 18% driven mainly by change in customer mix towards prepaid with lower handset prices and lower postpaid volumes.

Despite lower termination rates, operational EBITDA increased by 4.4%. EBITDA margin was 39%, up 1 percentage point from a year ago with positive trends of higher usage, increase in prepaid revenues and slowing margin erosion from mobile caps in postpaid. The margin showed improvement from the preceding quarters, reflecting lower subscriber acquisition costs and lower proportion of equipment revenue.

In the quarter, Optus Mobile delivered on its three key strategies to drive growth.

Firstly, Optus leveraged its scale in the consumer segment. In the fourth quarter, Optus successfully defended its market position, increasing its mobile subscriber base by 60,000. Compared to a year ago, the number of mobile subscribers was up 3.9%.

Secondly, Optus continued to stimulate SMS and other data revenue, which increased to 26% of ARPU from 24% in the preceding quarter. The proportion of non-SMS data revenue grew to 3.6% in the current quarter. As at 31 March 2007, 445,000 subscribers were provisioned with 3G services.

Thirdly, Optus grew its market share in the business mobile market, with business mobile subscribers increasing by 10% compared to a year ago.

With the shift in customer mix towards prepaid, acquisition costs in the quarter were A$116 per subscriber, down 3.3% from a year ago and 11% from a quarter ago.

Capped plans are offered by Optus to its retail customers in the small business and consumer segments. In this quarter, around 32%[1] of total new and recontracted customers chose capped plans, higher than 29% in the preceding quarter, but broadly in line with the preceding quarters. Approximately 26% of the total Optus postpaid mobile base were on capped plans, 1% higher than a quarter ago and up from 19% a year ago.

---

[1] These cap penetration metrics exclude customers on Optus' capped plans offered through Optus wholesale service providers. Including these customers, the percentage of total Optus postpaid customers on capped plans as of 31 March 2007 was 27% (Dec 2006: 27%), with approximately 34% of total new and recontracted customers choosing capped plans in this quarter (Dec 2006: 31%).

SECTION III : OPTUS

On 30 January 2007, Optus announced plans to expand its new 3G mobile communications network across a wide national footprint. The new network will reach 96 per cent of the population, replicating the coverage of Optus' existing national 2G mobile network. It will also improve competition in 3G services in rural and regional Australia and nationally. The network build programme will be carried out over three years and funded out of Optus' existing capital expenditure plans.

On 30 March 2007, Optus announced plans to upgrade its mobile network with High-Speed Downlink Packet Access (HSDPA) technology. The upgrade is well underway, with all existing Optus 3G sites across Australia expected to be upgraded by the end of May 2007. Once this upgrade is completed, Optus will cover 55 per cent of the Australian population with high-speed wireless broadband services. Optus will begin extending its existing 3G HSDPA coverage to 96 per cent of the Australian population from June 2007 over a three year period as part of the above-mentioned regional network build programme.

OPTUS BUSINESS & WHOLESALE FIXED DIVISIONS

	Quarter		YOY	Year		YOY
	31 Mar			31 Mar		
	2007 A$ m	2006 A$ m	Chge %	2007 A$ m	2006 A$ m	Chge %
Business revenue						
Voice	109	106	3.3	427	396	7.7
Data and IP	102	104	-2.1	408	393	4.0
ICT and Managed Services	70	73	-4.1	299	208	43.6
Total Business fixed revenue	**281**	**283**	**-0.6**	**1,134**	**997**	**13.7**
- excluding Alphawest				***918***	***933***	***-1.6***
Wholesale revenue						
Voice	35	39	-9.0	164	218	-24.7
Data and IP	51	38	34.7	193	149	29.5
Satellite	67	57	16.1	243	227	7.1
Other	*	*	nm	1	2	nm
Total Wholesale fixed revenue	**153**	**134**	**14.0**	**601**	**596**	**0.9**
Total revenue	**434**	**417**	**4.1**	**1,735**	**1,593**	**8.9**
- excluding Alphawest				***1,519***	***1,529***	***-0.6***
Operational EBITDA [1]	**96**	**77**	**23.5**	**341**	**320**	**6.3**
- EBITDA margin	***22%***	***19%***		***20%***	***20%***	
- EBITDA margin excluding Alphawest				***26%***	***21%***	

Key Drivers	Quarter			Year		YOY Chge
	31 Mar 2007	31 Dec 2006	31 Mar 2006	31 Mar 2007	31 Mar 2006	%
Business voice minutes (m min)	1,348	1,334	1,333	5,501	5,046	9.0
Wholesale domestic voice minutes (m min)	350	319	348	1,340	1,529	-12.4
As at end of period:						
Buildings connected [2]	15,801	15,665	15,085	15,801	15,085	4.7

Notes:
(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(2) Directly connected buildings include all connections via all access media - fibre, DSL, fixed wireless, satellite and leases.

SECTION III : OPTUS

Total Business and Wholesale fixed revenue grew 4.1%, with Optus Wholesale fixed revenue growing by 14% and Optus Business fixed revenue showing a slight decline of 0.6%. Alphawest, which Optus acquired in November 2005, added A$63 million in revenue for the quarter.

Optus Business' fixed voice revenue grew 3.3% with increases in voice traffic.

Business Data & IP revenue grew 4.0% for the full year but declined by 2.1% to A$102 million in the fourth quarter. While Uecomm delivered a 9% increase in sales to external customers in the quarter, this was offset by decline in revenue due to move by corporate customers from their legacy data products to lower priced IP based products.

ICT and Managed Services revenue decreased by 4.1% this quarter. This excluded services provided by Alphawest to Optus; including the value of these services, ICT and Managed Services revenue grew 28%.

Total Wholesale fixed revenue increased by 14%, with strong Data and IP revenues and satellite contribution more than offsetting the decline in voice. Growth in Wholesale Data and IP revenue of 35% was largely driven by increased sales of internet bandwidth and transmission capacity.

Satellite revenue was up 16% this quarter as a result of growth in sales of VSAT and MobileSAT products, as well as some one-off items.

On 29 March 2007, Optus announced the investment in its third D-series satellite, which is expected to be completed in 2009. The new satellite will increase Optus satellite fleet capacity by more than 30 percent.

Optus continued to win new business including Qantas Airways Limited, GM Holden Ltd and Centrelink.

Operational EBITDA for the combined division increased by 24% to A$96 million. EBITDA margin was up 3 percentage points to 22% driven mainly by improved profitability from shift towards more on-net traffic and a one off satellite income of A$7 million.

SECTION III : OPTUS

OPTUS CONSUMER AND SMB FIXED DIVISION

	Quarter 31 Mar 2007 A$ m	Quarter 31 Mar 2006 A$ m	YOY Chge %	Year 31 Mar 2007 A$ m	Year 31 Mar 2006 A$ m	YOY Chge %
HFC voice revenue	88	97	-10.1	360	402	-10.3
Cable Internet revenue	46	38	21.3	174	144	20.5
Pay TV revenue	29	31	-3.6	121	120	1.1
HFC	**163**	**166**	**-1.6**	**655**	**666**	**-1.6**
Dial up Internet revenue	9	14	-38.5	44	68	-36.1
DSL Internet revenue	40	26	54.7	139	84	66.2
Off network voice revenue	134	146	-8.0	542	583	-7.0
Total Consumer fixed revenue	**346**	**352**	**-1.6**	**1,380**	**1,401**	**-1.5**
Voice	47	47	0.9	189	192	-1.9
Data and IP	9	6	38.7	30	22	36.0
Total SMB fixed revenue	**56**	**53**	**5.3**	**219**	**214**	**2.1**
Total Consumer and SMB fixed revenue	**402**	**405**	**-0.7**	**1,599**	**1,615**	**-1.0**
Operational EBITDA (1)	**32**	**46**	**-29.2**	**116**	**190**	**-38.7**
- EBITDA margin	*8%*	*11%*		*7%*	*12%*	

Key Drivers	Quarter 31 Mar 2007	Quarter 31 Dec 2006	Quarter 31 Mar 2006	Year 31 Mar 2007	Year 31 Mar 2006	YOY Chge %
HFC						
HFC ARPU per month (A$)	107	108	107	107	107	-
Local telephony customers (2)	456	459	473	456	473	-3.5
Other customers (2)	54	48	39	54	39	36.1
Total HFC customers (000s)	**510**	**507**	**512**	**510**	**512**	**-0.4**
Local telephony bundling rate (3)	***78%***	***76%***	***73%***	***78%***	***73%***	
HFC penetration	***36%***	***36%***	***37%***	***36%***	***37%***	
Internet customers						
DSL	407	370	257	407	257	58.3
HFC broadband	351	335	289	351	289	21.6
Business grade broadband (4)	23	23	18	23	18	23.6
Broadband subtotal	**781**	**728**	**564**	**781**	**564**	**38.4**
Dial-up delivered over HFC network	14	17	32	14	32	-56.3
Dial-up delivered off network	252	279	336	252	336	-24.8
Total Internet customers (000s)	**1,047**	**1,024**	**932**	**1,047**	**932**	**12.4**
Local call customers (6)						
ULL customers	93	62	11	93	11	@
Offnet resale customers	599	627	644	599	644	-7.1
Total local call customers	**692**	**689**	**655**	**692**	**655**	**5.7**
Total long distance customers	736	745	732	736	732	0.6
Local call resale bundling rate (5)	*77%*	*74%*	*70%*	*77%*	*70%*	

SECTION III : OPTUS

Notes:
(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(2) Local telephony customers include all customers who take local telephony over the HFC network, whether or not they take any other service over the HFC network (such as pay TV). Other customers include all customers on the HFC network who do not take a local telephony service - that is, customers who take one or more of pay TV or cable internet.
(3) Based on customers who are receiving a "bundled benefit" from taking a package of products (local telephony plus at least one of cable internet, dial-up internet or pay TV).
(4) Business grade retail broadband customers were not reported prior to June 2006 quarter. Related revenue has been included within Optus Business fixed segment.
(5) Based on customers who are receiving a "bundled benefit" from taking a package of products (local call resale and long distance plus either DSL or dial up internet).

Revenue for the Consumer and SMB fixed segments continued to be impacted by fixed to mobile substitution trends. It declined 0.7% year-on-year with the decline in revenue from traditional voice products offsetting growth in broadband revenue[2].

SMB fixed segment showed a 5.3% increase, driven by strong customer growth. SMB service revenue (fixed and mobile) grew by 3.7%, with total revenue amounting to A$240 million. Optus has announced plans to launch VoIP product to SMB customers in the second quarter of 2007 calendar year. This service carrying internet, intranet and voice will be the first large scale rollout in Australia.

Broadband revenue grew strongly by 34% although the proportion of lower-priced broadband plans was higher. As at 31 March 2007, Optus had 781,000 broadband customers (including business grade customers), an increase of 217,000 customers or 38% from a year ago, and 53,000 higher than a quarter ago.

Total local call customers (including ULL) grew by 5.7%. However, lower voice usage and higher bundling discounts led to an overall decrease in fixed voice revenue.

Dial-up Internet revenue fell 39%, consistent with trends in the preceding quarters, reflecting the migration of customers to broadband.

Optus has continued its ULL network rollout which, when completed and combined with the existing HFC network, will cover approximately 3.9 million Australian homes. This has the potential to improve margins significantly after passing through the initial phase of start-up costs and achieving scale in ULL subscriber base. As at 31 March 2007, there were 270 exchanges and approximately 93,000 subscribers[3] provisioned with services on ULL. In March 2007 Optus announced that it will focus its sales efforts on customers in the areas within its network footprint.

As previously reported, Optus is currently in dispute with Telstra regarding the price of ULL services. The ACCC is arbitrating this dispute. In August 2006, the ACCC announced its *interim determination* to reduce the price that Optus has to pay in other metropolitan areas (also known as "Band 2" areas) from A$22.00 to A$17.70 per line per month.

This price adjustment will improve the economics of the ULL-based services. Optus anticipates that there may be a further reduction in pricing when the final determination is made, which is expected later in 2007.

---

[2] Broadband revenue comprises cable and DSL Internet revenues.

[3] Includes wholesale ULL subscribers.

SECTION III : OPTUS

Compared to the preceding quarter, operational EBITDA increased by over A$10 million and the margin improved from 5% to 8% as yields improved with the decline in telephony resale as ULL base expanded.

However, compared to the same quarter last year, EBITDA was down by A$14 million mainly due to declining call volumes and voice revenues. Lower operational EBITDA margin was caused by a decrease in telephony ARPUs, revenue mix changes from voice products to broadband and ULL rollout costs.

SECTION III : OPTUS

OPTUS OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter 31 Mar		YOY	Year 31 Mar		YOY
	2007 A$ m	2006 A$ m	Chge %	2007 A$ m	2006 A$ m	Chge %
Interconnect	350	349	0.3	1,456	1,428	2.0
Outpayments & other leases	51	58	-12.5	237	233	1.5
Traffic expenses	401	407	-1.5	1,693	1,661	1.9
Selling & administrative	412	392	5.2	1,634	1,520	7.5
Cost of sales	274	288	-4.7	1,193	1,062	12.3
Staff costs	234	240	-2.3	973	937	3.8
Repairs & maintenance	46	34	32.8	156	138	13.2
Other	8	1	413.3	25	7	247.9
Capitalisation of costs (1)	(35)	(30)	14.1	(131)	(138)	-5.1
Total	1,340	1,332	0.6	5,543	5,187	6.9
As a percentage of operating revenue						
Traffic expenses	22%	22%		23%	23%	
Selling & administrative	22%	22%		22%	21%	
Cost of sales	15%	16%		16%	15%	
Staff costs	13%	13%		13%	13%	
Repair & maintenance	2%	2%		2%	2%	
Other	0%	0%		0%	0%	
Capitalisation of costs (1)	-2%	-2%		-2%	-2%	
	72%	73%		74%	72%	

	Quarter			Year		YOY
	31 Mar 2007	31 Dec 2006	31 Mar 2006	31 Mar 2007	31 Mar 2006	Chge %
Staff statistics						
Number of employees, at end of period	9,897	9,826	10,124	9,897	10,124	-2.2
Average number of employees	9,900	9,948	10,247	9,973	9,874	1.0
- excluding Alphawest and Virgin Mobile				*9,212*	*9,737*	-5.4
Revenue per employee (A$'000) (2)	187	194	178	750	728	3.0

Notes:
(1) The bulk of the capitalisation relates to staff costs.
(2) Based on average employee numbers.

Operating expenses were flat in the current quarter, with the increase in Selling & Administrative expenses partially offset by the reduction in Cost of Sales.

Traffic expenses fell by 1.5% due to lower mobile termination rates, partly offset by an increase in mobile traffic.

Selling & Administrative expenses were up 5.2% largely due to higher mobile base station lease costs driven by the establishment of additional 3G network sites and higher outsourcing charges. As of March 2007, the headcount in Optus' overseas call centres approximated 1,000.

SECTION III : OPTUS

Cost of sales declined 4.7%, consistent with the lower equipment sales revenue in Mobile and Optus Business divisions.

Total staff costs fell 2.3% mainly as a result of the redundancy costs of A$11 million in the same quarter last year. Headcount as at 31 March 2007 declined by 227 or 2.2% from a year ago.

Repair and maintenance expenses increased by A$12 million due to higher maintenance costs driven by the network expansion.

OTHER INCOME

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2007 A$ m	2006 A$ m	%	2007 A$ m	2006 A$ m	%
Sublease income	6	5	36.2	23	11	100.9
Foreign exchange (losses)/ gains	*	(1)	nm	5	(4)	nm
Other	7	9	-30.5	28	26	7.4
Total	**13**	**13**	**-3.7**	**56**	**33**	**69.3**

The increase in 'Other income' for the year ended 31 March 2007 was largely due to an increase in sublease income from co-located 3G mobile base stations and other sites.

SHARE OF RESULTS OF JOINT VENTURES

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2007 A$ m	2006 A$ m	%	2007 A$ m	2006 A$ m	%
Share of ordinary (loss)/profit						
Southern Cross Cable Consortium	-	5	nm	(6)	11	nm
Bridge Mobile Alliance	*	*	nm	*	*	nm
	*	5	nm	(6)	11	nm
Share of exceptional item						
Pacific Carriage Holdings Limited	-	-	nm	13	-	nm
Total	*	**5**	**nm**	**7**	**11**	**-34.6**

As reported in the quarter ended 30 June 2006, Optus sold its interest in Southern Cross Cables Holdings Limited (part of the Southern Cross Cable Consortium) to a subsidiary of SingTel, recording an exceptional accounting gain of A$276 million.

Optus continues to hold a 39.99% interest in Pacific Carriage Holdings Limited, a US-based legal entity of the Southern Cross Cable Consortium. Included in the share of results of joint ventures for the year ended 31 March 2007 is a credit of A$13 million relating to a write-back of losses previously recognised for PCHL in excess of the cost of investment.

SECTION IV : ASSOCIATES/ JOINT VENTURES

Proportionate EBITDA [1]	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
Group operational EBITDA						
SingTel	465	493	-5.6	1,902	1,915	-0.7
Optus	631	605	4.3	2,380	2,552	-6.7
	1,096	**1,097**	**-0.1**	**4,282**	**4,467**	**-4.1**
Proportionate share of EBITDA						
Regional mobile associates	775	658	17.8	2,973	2,312	28.6
Singapore associates	22	15	45.8	84	81	4.8
Other overseas' associates	29	32	-8.5	104	134	-22.0
	827	**705**	**17.2**	**3,162**	**2,526**	**25.2**
Compensation from IDA	**84**	**84**	**-**	**337**	**337**	**-**
Total proportionate EBITDA	**2,007**	**1,887**	**6.4**	**7,781**	**7,330**	**6.2**
Overseas EBITDA as a % to total EBITDA	*72%*	*69%*		*70%*	*68%*	
Contributions to total proportionate EBITDA						
Regional mobile associates	*39%*	*35%*		*38%*	*32%*	
Singapore	*28%*	*31%*		*30%*	*32%*	
Australia	*31%*	*32%*		*31%*	*35%*	
Others	*1%*	*2%*		*1%*	*2%*	
	100%	*100%*		*100%*	*100%*	

Note:
(1) Proportionate EBITDA represents the Group's effective interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

The regional mobile associates contributed 39% to the total proportionate EBITDA, up from 35% a year ago.

Proportionate share of mobile subscribers [1] (In 000s)	Total Number 31 Mar 2007	Total Number 31 Dec 2006	Total Number 31 Mar 2006	Prorata Number 31 Mar 2007	Prorata Number 31 Dec 2006	Prorata Number 31 Mar 2006
SingTel Mobile	1,822	1,766	1,660	1,822	1,766	1,660
Optus	6,737	6,677	6,486	6,737	6,677	6,486
	8,559	8,443	8,146	8,559	8,443	8,146
Regional Mobile Associates						
- Telkomsel	38,903	35,597	26,951	13,616	12,459	9,433
- Bharti	37,141	31,974	19,579	11,144	9,601	5,875
- AIS	21,089	19,521	16,634	4,513	4,179	3,563
- Globe	16,923	15,660	13,197	7,536	6,975	5,887
- PBTL	1,177	1,082	497	530	487	224
	115,233	103,834	76,858	37,339	33,701	24,982
Group	123,792	112,277	85,004	45,898	42,144	33,128

Note:
(1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associate multiplied by SingTel's effective percentage ownership in the venture at the respective dates.

SECTION III : OPTUS

Taxation

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2007 A$ m	2006 A$ m	%	2007 A$ m	2006 A$ m	%
Optus' Australian income tax expense	67	51	32.2	214	246	-12.6
Share of joint venture income tax expense	-	2	nm	-	-	nm
	67	53	28.2	214	246	-12.6

The income tax expense reflected primarily the Australian statutory tax rate of 30% together with minor variations between accounting and taxable income.

SECTION IV : ASSOCIATES/ JOINT VENTURES

Excluding the forex and mark-to-market loss, the share of pre-tax operating profit of Globe was S$77 million, up 39% from a year ago primarily due to increased service revenue from its higher subscriber base and lower marketing expenses.

Against the preceding quarter, Globe's pre-tax operating profit was higher attributable mainly to increased usage and lower marketing expenses. Globe's profit for the preceding quarter was also adversely impacted by some accelerated depreciation of property, plant and equipment which was not repeated this quarter.

Globe added 1.3 million net mobile subscribers this quarter, bringing its total subscriber base to 16.9 million as at 31 March 2007, up 28% or 3.7 million from a year ago.

In the quarter, the Group's share of Globe's exceptional cost on bond redemption of S$19 million was recorded.

Advanced Info Service ("AIS")

AIS is the largest mobile communications operator in Thailand. As at 31 March 2007, it was the fourth largest listed company on the Stock Exchange of Thailand in terms of market capitalisation.

Inspite of the Baht strengthening by 8% in the quarter, AIS' pre-tax profit in the quarter ended 31 December 2006 declined 24% year-on-year. Against the preceding quarter, the pre-tax profit contribution fell at a lower 6.7%.

The weaker operational performance arose mainly from lower operating revenue and falling margins amidst intensifying market competition and continued political uncertainties in Thailand.

AIS' net mobile subscriber addition in the March 2007 quarter was 1.6 million compared to 1.8 million subscribers added a quarter earlier. Year-on-year, its subscriber base grew by 27%, or 4.5 million, to 21.1 million. As at 31 March 2007, AIS continued to lead the market with approximately 49% market share.

Pacific Bangladesh Telecom Limited ("PBTL")

PBTL is the fourth largest mobile phone operator in Bangladesh.

The mobile subscriber base grew at a much lower 95,000, compared to 329,000 in the preceding quarter. The slow down in acquisition had substantially lowered the subscriber acquisition costs, resulting in SingTel's share of its pre-tax loss decreasing to S$5 million, significantly lower than S$21 million recorded in the preceding quarter.

In the quarter, the business environment in Bangladesh has been affected by weaker consumer sentiment caused partly by the introduction of certain unfriendly government measures. Nonetheless, the imposed state of emergency on 11 January 2007 has led to gradual restoration of economic activities as political rallies and strikes have been banned. The timing of the election of a new government has not yet been fixed.

As at 31 March 2007, PBTL's total mobile subscriber base was 1.2 million, up 137% or 680,000 from a year ago.

SECTIUN III : OPTUS

In the quarter, operating cash flow was at A$636 million, A$40 million higher than the same quarter last year and A$171 million higher than the preceding quarter due to favourable working capital movements and higher earnings.

Cash capital expenditure for the quarter was A$236 million, lower by 22% or A$66 million year-on-year.

With higher profit before tax and lower cash capital expenditure, free cash flow generated in the quarter was A$400 million, up by A$106 million from A$294 million a year ago.

The ratio of cash capital expenditure to operating revenue was 13%, compared to 17% a year ago driven by the lower cash capital expenditure in the current quarter.

Operating cash flow for the full year improved slightly by 0.7%. Free cash flow was lower at A$742 million with higher cash capital expenditure.

Cash capital expenditure by division

	Quarter		YOY	Year		YOY
	31 Mar			31 Mar		
	2007	2006	Chge	2007	2006	Chge
	A$ m	A$ m	%	A$ m	A$ m	%
Mobile	65	102	-36.7	300	390	-23.0
Business & Wholesale fixed	85	98	-12.9	371	384	-3.4
Consumer & SMB fixed	32	64	-50.9	157	165	-4.5
Other	54	38	42.1	353	156	125.7
Total	**236**	**302**	**-22.1**	**1,181**	**1,095**	**7.9**

In the quarter, cash capital expenditure for the Mobile division was A$65 million or 28% of the Optus' total capital expenditure. Of this amount, A$33 million was for the expansion of Optus' 3G network.

The cash capital expenditure for the Optus Business and Wholesale fixed division of A$85 million for the quarter accounted for 36% of Optus' total. The expenditure was largely for the investment in customer access and IP networks.

In Consumer and SMB fixed division, cash capital expenditure of A$32 million primarily represented costs of ULL network rollout and customer premises equipment.

The other cash capital expenditure related mainly to investment in the customer care IT systems and the new Sydney office premises. These amounted to A$79 million and A$104 million, respectively, for the full year. Optus will commence its move to the new Sydney headquarter premises from July 2007. Other cash capital expenditure for the year also included A$51 million purchase of Southern Cross Cable capacity.

SECTION IV : ASSOCIATES/ JOINT VENTURES

	Quarter 31 Mar				YOY Chge	Year 31 Mar				YOY Chge
	2007		2006			2007		2006		
	S$m	%[1]	S$m	%[1]	%	S$m	%[1]	S$m	%[1]	%
Group share of net profit after tax of associates										
Telkomsel	180	19	172	17	5.1	687	19	579	18	18.6
Bharti Telecom/ Bharti Airtel										
- ordinary profit	143		77		85.5	448		260		72.8
- exceptional items	-		-		-	-		3		nm
- reversal of deferred tax benefit	-		-		-	-		(19)		nm
	143	15	77	8	85.5	448	13	244	7	84.1
AIS	34	4	44	4	-21.9	161	5	178	5	-9.8
Globe Telecom										
- ordinary results	48		40		18.4	175		145		20.3
- additional quarter results (Apr-Jun 2006)	-		-		-	31		-		nm
- exceptional items	(12)		-		nm	(12)		5		nm
	35	4	40	4	-12.4	194	5	150	5	28.7
PBTL	(4)	#	2	#	nm	(28)	(1)	(5)	#	445.1
Regional mobile associates	389	40	334	33	16.3	1,462	41	1,146	35	27.6
Others	26	3	17	2	52.3	75	2	60	2	25.2
Group share of net profit	415	43	352	35	18.1	1,538	43	1,207	37	27.5

 # represents less than 0.5%

Note:
(1) This denotes the post-tax contribution of the associate to the Group's underlying net profit.

The Group's share of the associates' pre-tax profit in the quarter rose by 16% or S$73 million to S$543 million. On a post-tax basis, profit contribution from associates increased by 18% to reach S$415 million. This accounted for 43% of the Group's underlying net profit, up from 35% a year ago.

For the year ended 31 March 2007, the Group's share of profit of associates was boosted by the inclusion of an additional quarter of Globe's results so as to align Globe's financial period to that of the Group's for consolidation purpose. Excluding the additional pre-tax contribution of S$46 million and post-tax contribution of S$31 million, the Group's share of pre-tax profit of associates would had increased by 23% or S$378 million, and its share of post-tax profit of associates would be higher by 25% or S$300 million.

PT Telekomunikasi Selular ("Telkomsel")

Telkomsel is the leading operator of cellular telecommunications services in Indonesia with over 17,000 radio base stations providing nationwide coverage.

Due to the heavy floods in Jakarta in February 2007, the pre-tax profit contribution from Telkomsel in the quarter increased by only 5.2% to S$258 million. The growth was also impacted by the Rupiah, which depreciated 4% against the Singapore Dollar from a year ago.

SECTION IV : ASSOCIATES/ JOINT VENTURES

		Quarter			Year		
		31 Mar		YOY	31 Mar		YOY
	Equity Int %	2007 S$m	2006 S$m	Chge %	2007 S$m	2006 S$m	Chge %
Regional mobile associates							
Telkomsel	35.0	258	245	5.2	994	827	20.1
Bharti Telecom/ Bharti Airtel (3)	30.5						
- operating results		156	83	87.0	489	292	67.7
- fair value adjustments on financial items		2	(1)	nm	20	(4)	nm
		158	82	92.1	509	287	77.1
AIS (2)	21.4	49	64	-23.6	231	256	-9.7
Globe	44.5						
- operating results		77	56	38.9	241	165	45.8
- fair value adjustments on financial items		(4)	3	nm	22	34	-35.4
- additional quarter operating results (Apr-Jun 2006)		-	-	-	57	-	nm
- additional quarter fair value adjustments (Apr-Jun 2006)		-	-	-	(11)	-	nm
		73	59	23.4	309	199	54.9
Pacific Bangladesh Telecom Ltd ("PBTL")	45.0	(5)	(2)	104.5	(39)	(8)	382.5
		532	447	18.9	2,003	1,562	28.3
Other SingTel associates							
Singapore Post (4)	25.8	11	10	9.9	44	46	-4.2
PT Bukaka ("BSI") (5)	-	-	2	nm	5	21	-74.4
New Century InfoComm ("NCIC") (2)	24.5	3	5	-37.3	(8)	(6)	25.0
Others		15	(1)	nm	36	13	175.8
SingTel share of ordinary results (pre-tax)		561	464	21.1	2,080	1,635	27.2
Optus share of ordinary results (pre-tax)		-	6	nm	(7)	13	nm
Group share of ordinary results (pre-tax)		561	469	19.6	2,072	1,648	25.7
Exceptional items ("EI")							
Globe Telecom-bond redemption and others		(19)	-	nm	(19)	5	nm
NCIC - writeback of impairment provision no longer required		-	-	-	4	-	nm
Bharti Telecom/ Bharti Airtel (6)		-	-	-	-	3	nm
TeleTech Park - asset impairment charge	40.0	-	-	-	-	(7)	nm
SingTel share of EI		(19)	-	nm	(15)	1	nm
Optus share of EI - Pacific Carriage Holdings		-	-	-	16	-	nm
Group share of EI		(19)	-	nm	1	1	-40.0
Group share of pre-tax profit		543	469	15.6	2,073	1,649	25.7

Notes:

(1) The statutory accounts of the associates are prepared based on local GAAP. Where applicable, the accounting policies of the associates have been restated to ensure compliance with the Group's accounting policies.

(2) These associates have December financial year ends and SingTel equity accounted for its share of results of these companies based on the financials for the quarter and year ended 31 December 2006. One-off transactions between 1 January 2007 and 31 March 2007 which are material are also accounted by the Group in the current quarter.

(3) Bharti Airtel (**"Bharti"**) was previously known as Bharti Tele-Ventures Limited.

(4) The Group's equity interest in SingPost was diluted to 25.75% as at 31 March 2007 from 25.8% a year earlier following the exercise of some SingPost employee stock options.

(5) The Group disposed its equity interest of 40.0% in BSI in October 2006.

(6) These items relate to one-off GAAP and other adjustments of individually insignificant values relating to prior periods.

Last year, 'Other income' included S$38 million of gains on disposal of land and buildings at Bukit Timah and Yio Chu Kang.

The total gain on disposal of land and building of S$209 million for this financial year was classified as an exceptional item in view of the materiality (see Page 33).

Depreciation And Amortisation

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
Depreciation of property, plant and equipment						
- SingTel and subsidiary companies	(129)	(136)	-5.5	(496)	(525)	-5.5
- C2C	-	-	-	-	(97)	nm
	(129)	(136)	-5.5	(496)	(622)	-20.3
Amortisation	(2)	(2)	17.6	(7)	(6)	21.3
	(131)	(138)	-5.2	(503)	(628)	-19.9
Depreciation as a percentage of operating revenue	*12%*	*13%*		*12%*	*15%*	

For the year ended 31 March 2007, depreciation fell 20% or S$126 million mainly attributable to the deconsolidation of C2C in the March 2006 quarter. With lower depreciation and higher operating revenue, depreciation as a percentage of operating revenue fell 3 percentage points to 12%.

SECTION IV : ASSOCIATES/ JOINT VENTURES

Compared to the preceding quarter, Telkomsel's pre-tax profit contribution grew 3.0%.

Telkomsel added 3.3 million in net new subscribers in the current quarter, bringing its total subscriber base to 38.9 million, representing an increase of nearly 12 million or 44% from a year ago. The number of 3G mobile subscribers grew strongly at 40% from a quarter ago to reach 2.1 million as at 31 March 2007.

During the quarter, Telkomsel was the first operator in Indonesia to launch m-ATM service, hybrid prepaid/postpaid service and High Speed Wireless Broadband (up to 3.2Mbps) via High Speed Downlink Packet Access (HSDPA).

Bharti Telecom Group ("Bharti")

Bharti is India's leading private sector provider of telecommunications services, offering mobile, fixed line, long distance, broadband and enterprise services. It is listed on the National Stock Exchange and the Stock Exchange, Mumbai and is the only private telecom operator with an 'all India' presence offering mobile services in all 23 licenced circles. Bharti is the market leader in India with 30.6% of the GSM market and 22.9% of the total wireless market.

Boosted by strong demand for telecom services in India, Bharti's operating revenue grew 58% year-on-year. While ARPU fell 8% year-on-year due to lower tariffs, MOU was up 10% in the same period. Consequently, Bharti's pre-tax profit contribution was up a hefty 92% to S$158 million from a year ago. This growth had included the effect of a 6% fall in value of the Rupee in the quarter.

Compared to the preceding quarter, the Group's share of Bharti's operating profit from its core business was up 22%. However, after including the share of fair value gain on financial items of S$2 million compared to S$23 million in the preceding quarter, Bharti's pre-tax profit contribution grew at a lower rate of 4.1% from the December 2006 quarter.

Bharti continued to set new record for adding new subscribers, with net additions growing at double digit on a sequential quarter basis. In the quarter, 5.2 million of mobile subscribers were added, higher than the 4.9 million added in the preceding quarter.

As at 31 March 2007, Bharti's mobile subscriber base was 37.1 million (or 39.0 million if its fixed line subscribers were included), nearly doubling from a year ago.

Bharti aims to reach a subscriber base of 125 million, or 25% of the mobile market by 2010. To satisfy the burgeoning demand in India, Bharti will be spending US$8 billion in capital expenditure over the next 3 years.

Globe Telecom, Inc ("Globe")

Globe is one of the largest mobile communications services providers in the Philippines and is listed on the Philippine Stock Exchange.

In the current quarter, the pre-tax operating profit contribution from Globe was S$73 million, up 23% year-on-year, and higher by 40% from a quarter ago.

On a sequential quarter basis, International Telephone revenue was stable, a trend noted since September 2005.

Year-on-year, margins were up 4 percentage points to 68%.

Outpayments fell 8.8% due mainly to lower outpayment rates.

National Telephone

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
Direct exchange line (DEL)						
- rental	45	46	-2.8	183	187	-2.2
- traffic	28	31	-12.1	118	135	-12.4
	73	78	-6.6	301	322	-6.5
Others [2]	42	44	-4.1	168	179	-6.3
	115	122	-5.7	469	501	-6.4
Intercompany eliminations	(4)	(3)	16.1	(14)	(13)	5.2
	111	119	-6.2	455	487	-6.7

Key Drivers	Quarter 31 Mar 2007	Quarter 31 Dec 2006	Quarter 31 Mar 2006	Year 31 Mar 2007	Year 31 Mar 2006	YOY Chge %
Fixed working lines (000s)[1]						
Residential	1,016	1,026	1,053	1,016	1,053	-3.6
Business	759	757	755	759	755	0.5
Total	1,774	1,784	1,808	1,774	1,808	-1.9
Singapore fixed line penetration rate [3]	*41%*	*41%*	*42%*	*41%*	*42%*	
Singapore fixed working lines (000s) [3]	1,854	1,851	1,844	1,854	1,844	0.5
Fixed line market share	*95.7%*	*96.4%*	*98.0%*	*95.7%*	*98.0%*	

Notes:
(1) Fixed working lines refer to Direct Exchange Lines (DEL) and mio voice.
(2) Include revenue from enhanced telephone services, payphones, DEL interconnect and call management services such as 1900/1800 call services, Telepoll and mio voice.
(3) Source: IDA.

National Telephone revenue declined 6.2% to S$111 million in the quarter. This reflected a decrease of 1.9% in the number of fixed lines and lower voice and payphone traffic due to increasing broadband usage, mobile substitution and competition.

On a sequential quarter basis, National Telephone revenue was stable.

SEC'ı ,N IV : ASSOCIATES/ JOINT VENTURES

PROFORMA INFORMATION

The following tables show unaudited proforma proportionate financial information which has been derived from the Income Statements of the Group prepared on a statutory basis.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the financial statements prepared in accordance with Singapore GAAP. However, since the associates are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Australia, Singapore and other regional markets.

Proportionate operating revenue	Quarter 31 Mar		YOY	Year 31 Mar		YOY
	2007	2006	Chge	2007	2006	Chge
	S$ m	S$ m	%	S$ m	S$ m	%
Group operating revenue						
SingTel	1,099	1,069	2.8	4,205	4,141	1.5
Optus	2,229	2,191	1.7	8,947	8,998	-0.6
	3,328	**3,260**	**2.1**	**13,151**	**13,138**	**0.1**
Proportionate share of operating revenue						
Regional mobile associates	1,243	1,037	19.8	4,800	3,748	28.1
Singapore associates	52	49	6.4	196	198	-1.1
Other overseas' associates	70	69	1.9	229	276	-16.9
	1,365	**1,155**	**18.2**	**5,225**	**4,222**	**23.8**
Enlarged revenue	**4,693**	**4,415**	**6.3**	**18,376**	**17,360**	**5.9**
% of overseas rev to enlarged revenue	***75%***	***75%***		***76%***	***75%***	

In the quarter, overseas revenue contributed 75% to the Group's enlarged revenue, stable from a year ago.

Selling & Administrative Expenses

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
Selling & administrative expenses	169	146	15.8	620	563	10.1

Year-on-year, Selling & Administrative expenses for the quarter rose 16% or S$23 million. The increase was attributable mainly to higher subscriber and retention costs for broadband, marketing and promotion of mio service launched in January, start-up costs for Interactive TV as well as higher consultancy expenses.

Staff Costs

SINGTEL	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
Gross staff costs	160	151	5.5	595	597	-0.4
Performance share cost [1]	10	9	18.6	35	28	25.0
Retrenchment cost	*	10	nm	14	20	-31.7
	170	170	0.4	644	646	-0.2
Capitalisation of staff costs	(3)	(5)	-34.0	(13)	(12)	2.4
Total, net	167	165	1.3	631	633	-0.3

Key Drivers	Quarter 31 Mar 2007	Quarter 31 Dec 2006	Quarter 31 Mar 2006	Year 31 Mar 2007	Year 31 Mar 2006	YOY Chge %
SingTel average number of staff	9,566	9,408	9,854	9,506	9,984	-4.8
Revenue per staff (S$'000) [2]	115	113	109	442	415	6.6
As at end of period:						
Number of staff						
NCS Group	3,225	3,184	3,085	3,225	3,085	4.5
SingTel and subsidiary companies	6,310	6,272	6,753	6,310	6,753	-6.6
SingTel	9,535	9,456	9,838	9,535	9,838	-3.1
Optus	9,897	9,826	10,124	9,897	10,124	-2.2
Total Group	19,432	19,282	19,962	19,432	19,962	-2.7

Notes:
(1) Performance share expense for a share grant is amortised and recognised in income statement on a straight line basis over the vesting period of 3 years from the date of the grant.
(2) Based on average employee numbers.

Compared to the preceding quarter, staff costs rose 7.7% due mainly to additional provision for bonus. Year-on-year, staff cost was stable.

SECTION IV : ASSOCIATES/ JOINT VENTURES

Telkomsel and Bharti continued to be the two largest regional mobile associates in terms of the number of mobile subscribers.

As at 31 March 2007, the Group's combined mobile subscriber base rose 10% or 12 million to 124 million from a quarter ago. Year-on-year, it was up 46% or 39 million. On a proportionate share basis, the increase was 8.9% to 46 million subscribers compared to a quarter ago.

CASH DIVIDENDS RECEIVED FROM ASSOCIATES/ JOINT VENTURES [1]

Cash dividends from associates	Quarter 31 Mar 2007 S$ m	Quarter 31 Mar 2006 S$ m	YOY Chge %	Year 31 Mar 2007 S$ m	Year 31 Mar 2006 S$ m	YOY Chge %
Regional mobile associates						
Telkomsel [2]						
- final dividend FY2005 / FY2004	-	-	-	343	198	72.9
- interim dividend FY2005	-	-	-	-	89	nm
	-	-	-	343	287	19.4
AIS [3]						
- interim dividend FY2006 / FY2005	-	-	-	79	76	4.1
- final dividend FY2005 / FY2004	-	-	-	87	69	25.7
	-	-	-	167	146	14.4
Globe [4]						
- first dividend FY2006 / FY2005	62	37	67.2	62	37	67.2
- second dividend FY2005 / FY2004	-	-	-	54	35	52.7
	62	37	67.2	116	72	60.1
	62	**37**	**67.2**	**625**	**505**	**23.8**
Other associates						
SingPost						
- special dividend	-	49	nm	-	49	nm
- ordinary dividend	6	6	-	27	37	-26.3
	6	56	-88.8	27	86	-68.5
Southern Cross [5]	15	-	nm	15	-	nm
BSI (equity interest sold in Oct 2006)	-	-	-	1	22	-93.6
Others	3	-	nm	4	3	35.5
Total	**86**	**93**	**-7.5**	**673**	**616**	**9.2**

Notes:

(1) The cash dividends received from overseas associates as stated here are before withholding tax payments.

(2) Telkomsel declared a full year dividend of 85% on net profit for its 2005 financial year. The interim dividend was paid in December 2005 and the final dividend was paid in September 2006 quarter. In the prior financial year, the dividend payout was 60% of net profit, paid over the June 2005 to August 2005 period.

(3) Currently, AIS does not have a fixed dividend policy. However, AIS can pay dividend at any payout ratio provided it obtains at least an 'AA' rating from a credit rating agency approved by the Office of Securities and Exchange Commission of Thailand. AIS declared a full year dividend of 115% on net profit for its 2006 financial year. The interim dividend was paid in September 2006 and the final dividend is expected to be paid in May 2007. SingTel's share of the final dividend is approximately S$90 million. For AIS financial year ended 31 December 2005, the dividend payout was 98% of net profit.

(4) On 31 July 2006, Globe obtained board approval to increase the dividend payout ratio from approximately 50% to 75% of prior year's net profit, payable semi-annually in March and September of each year.

(5) Southern Cross does not have a fixed dividend policy.

SECTION III : OPTUS

CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Year		YOY Chge
	31 Mar 2007 A$ m	31 Mar 2006 A$ m	31 Dec 2006 A$ m	31 Mar 2007 A$ m	31 Mar 2006 A$ m	%
Net cash inflow from operating activities						
Profit before tax	222	192	192	1,018	839	21.4
Depreciation and amortisation	275	293	272	1,130	1,079	4.7
Share of results of joint ventures	-	(5)	-	(7)	(11)	-34.6
Exceptional items	-	-	-	(276)	-	nm
Other non-cash items	28	26	40	127	138	-8.2
Non cash items	303	314	312	974	1,206	-19.3
Operating cashflow before working capital changes	525	506	504	1,992	2,045	-2.6
Changes in operating assets and liab	111	90	(39)	(69)	(135)	-48.6
	636	**596**	**465**	**1,923**	**1,910**	**0.7**
Tax paid	*	*	*	*	*	nm
Net cash inflow from operating activities	**636**	**596**	**465**	**1,923**	**1,910**	**0.7**
Net cash outflow from investing activities						
Purchases of property, plant and equipment	(236)	(302)	(353)	(1,181)	(1,095)	7.9
Purchase of subsidiary	-	(32)	-	-	(60)	nm
Others	12	3	3	27	(36)	nm
	(224)	**(331)**	**(350)**	**(1,154)**	**(1,191)**	**-3.1**
Net cash outflow from financing activities						
Net decrease in loans from SingTel	-	(100)	-	-	(228)	nm
Net decrease in bank borrowings	(491)	(152)	(7)	(602)	(261)	nm
Finance lease payments (excluding interest)	-	(74)	-	-	(89)	nm
Purchase of performance shares	-	-	2	(10)	-	nm
	(491)	(326)	(5)	(612)	(578)	5.8
Net interest paid on borrowings and swaps (including finance lease interest)	(33)	(33)	(42)	(147)	(161)	-8.5
	(524)	**(359)**	**(47)**	**(759)**	**(739)**	**2.7**
Net change in cash and cash equivalents	**(112)**	**(94)**	**68**	**10**	**(20)**	**nm**
Cash and cash equivalents at beginning	243	215	175	121	141	-14.4
Cash and cash equivalents at end	**131**	**121**	**243**	**131**	**121**	**8.4**
Free cash flow	**400**	**294**	**112**	**742**	**815**	**-9.0**
Cash flow before borrowings (1)	**379**	**232**	**73**	**622**	**558**	**11.4**
Cash capital expenditure to operating revenue	***13%***	***17%***	***18%***	***16%***	***15%***	

Note:
(1) Cash flow before borrowings is defined as operating cash flows less investing cash flows and interest paid (including finance lease interest).

SECI. .N V : GLOSSARY

"ACCC"	Australian Competition And Consumer Commission.
"ARPU"	Average revenue per user.
"Associate"	An associated or a joint venture company under Singapore Financial Reporting Standard.
"ATM"	Asynchronous Transfer Mode, a transfer mode in which voice, data and video signals are organised into cells for transmission.
"C2C"	C2C Pte Ltd and its subsidiary companies.
"Churn"	The transfer of a customer's telecommunications service from one provider to another.
"DEL"	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
"DSL"	Digital subscriber line.
"EI"	Exceptional items.
"EBIT"	Earnings before interest and tax.
"EBITDA"	Earnings before interest, tax, depreciation and amortisation.
"FRS"	Financial Reporting Standard.
"Free Cash Flow"	Free cash flow refers to cash flow from operating activities less cash capital expenditure.
"HFC"	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul transmission.
"ICT"	Information and communication technology.
"IP"	Internet protocol.
"MMS"	Multimedia messaging service.
"MOU"	Minutes of use.
"NA"	Not applicable.
"NCS"	NCS Pte Ltd, SingTel wholly owned subsidiary, and its subsidiary companies.
"NM"	Not meaningful.
"Optus"	SingTel Optus Pty Limited, a SingTel wholly owned subsidiary, and its subsidiary companies.
"QTD"	Quarter-to-date.
"SMB"	Small and medium business.
"SMS"	Short Message Service.
"SingTel"	Unless expressly stated, the term refers to SingTel Group excluding Optus.
"ULL"	Unbundled Local Loop.
"Underlying net profit"	Defined as net profit before exceptional items and exchange differences on loan to Optus, net of hedging.

SECTION IV : ASSOCIATES/ JOINT VENTURES

Southern Cross, a 39.99%-owned joint venture, paid a dividend in the quarter as a result of improved cash flow. The Group's share of this dividend amounted to S$15 million.

KEY OPERATIONAL DATA

	Telkomsel	Bharti	AIS	Globe	PBTL
SingTel's investment:					
Year of initial investment	2001	2000	1999	1993	2005
Effective shareholding (%)	35.0%	30.47%	21.40%	44.53%	45.0%
Investment to date	S$1.93 bil	S$1.55 bil	S$870 mil	S$882 mil	S$204 mil
Closing market share price (1)	NA	INR 763.9	THB 67.0 (5) THB 67.0 (6)	PHP 1,230.0	NA
Market capitalisation					
- Total	NA	S$50.43 bil	S$8.57 bil	S$5.10 bil	NA
- SingTel holding	NA	S$15.37 bil	S$1.83 bil	S$2.27 bil	NA
Operational Performance :					
Mobile penetration rate (2)	30%	15%	68%	48%	16%
Market share (2)	55%	31%	49%	37%	5%
Market position (2) (3)	#1	#1	#1	#2	#4
Mobile subs ('000)					
- Aggregate	38,903	37,141	21,089	16,923	1,177
- Proportionate	13,616	11,144	4,513	7,536	530
Growth in mobile subs (%) (4)	44%	90%	27%	28%	137%
Credit ratings					
- Sovereign (Moody's/ S&P's)	B1/BB-	Baa3/BBB-	Baa1/BBB+	B1/BB-	NA
- Company (Moody's/ S&P's)	NA/BB+	NA/BB+	NA/A-	Ba2/BB+	NA

Notes:

(1) Based on closing market price on 31 March 2007, in local currency.

(2) Based on latest data available as at 31 March 2007, except for Globe, which is based on data as at 31 December 2006. For Bharti, the data is based on GSM cellular subscribers only. If based on total number of mobile subscribers (GSM and CDMA), Bharti's market share would be 22.9%.

(3) Based on number of mobile subscribers. For Bharti, it is based on number of GSM cellular subscribers only. Bharti is also ranked first based on overall mobile market.

(4) Compared against 31 March 2006 and based on aggregate mobile subscribers.

(5) Based on local market price quoted on the Stock Exchange of Thailand.

(6) Based on foreign market price quoted on the Stock Exchange of Thailand.

Please refer to **Appendix 3** for the currency rate movements of the major associates.

CONSOLIDATED BALANCE SHEETS

	As at		
	31 Mar 2007 (Audited) S$ million	31 Dec 2006 (Unaudited) S$ million	31 Mar 2006 (Audited) S$ million
Current assets			
Cash and cash equivalents	1,390	1,544	2,770
Derivative financial instruments	-	35	70
Trading investments	342	441	860
Trade and other receivables	2,448	2,317	2,078
Inventories	93	134	186
	4,273	4,471	5,965
Non-current assets			
Property, plant and equipment (net)	9,730	9,569	9,465
Intangible assets	10,091	10,097	10,116
Associated companies	94	92	93
Joint venture companies	7,078	6,809	6,473
Available-for-sale investments	42	43	52
Derivative financial instruments	192	208	239
Deferred tax assets	1,048	1,085	1,111
Other non-current receivables	100	111	93
	28,374	28,013	27,641
Total assets	32,647	32,484	33,606
Current liabilities			
Trade and other payables	3,106	2,807	3,183
Provision	11	18	19
Derivative financial instruments	18	10	73
Current tax liabilities	343	308	360
Interim dividend payable	-	585	-
Borrowings (unsecured)	196	824	1,493
Borrowings (secured)	1	1	1
	3,675	4,553	5,128
Non-current liabilities			
Borrowings (unsecured)	6,271	6,330	5,907
Borrowings (secured)	-	-	-
Derivative financial instruments	1,009	925	606
Deferred tax liabilities	315	359	376
Deferred income	16	47	19
Advance billings	310	310	312
Other non-current liabilities	200	185	166
	8,122	8,155	7,385
Total liabilities	11,797	12,708	12,513
Net assets	20,850	19,776	21,093
Share capital and reserves			
Share capital	2,562	2,541	4,775
Reserves	18,285	17,232	16,316
Interests of shareholders of the Company	20,847	19,773	21,091
Minority interests	3	3	3
Total equity	20,850	19,776	21,093

Certain comparatives have been reclassified to conform with the current year's presentation.

GROUP SUMMARY INCOME STATEMENTS
For The Financial Year Ended 31 March 2007

	Year 31-Mar					
	2007 SingTel S$ m	2007 Optus S$ m	2007 Elimin S$ m	2007 Group S$ m	2006 Group S$ m	YOY Chge %
Operating revenue	4,205	8,947	-	13,151	13,138	0.1
Operating expenses	(2,354)	(6,633)	-	(8,986)	(8,783)	2.3
	1,851	2,314	-	4,165	4,355	-4.4
Other income	51	66	-	117	112	4.7
Operational EBITDA	1,902	2,380	-	4,282	4,467	-4.1
EBITDA margin	*45.2%*	*26.6%*		*32.6%*	*34.0%*	
Compensation from IDA	337	-	-	337	337	-
Share of results of associates						
-ordinary operations	2,080	(7)	-	2,072	1,648	25.7
-exceptional items	(15)	16	-	1	1	-40.0
	2,064	9	-	2,073	1,649	25.7
EBITDA	4,303	2,389	-	6,692	6,453	3.7
Depreciation & amortisation	(503)	(1,352)	-	(1,855)	(1,977)	-6.2
EBIT	3,800	1,037	-	4,837	4,476	8.1
Net finance expense						
-net interest expense	(171)	(143)	-	(314)	(380)	-17.4
-other finance (expense)/income (1)	(14)	(4)	(2)	(20)	31	nm
	(185)	(147)	(2)	(334)	(350)	-4.5
Profit before EI	3,615	890	(2)	4,503	4,126	9.1
Exceptional items (2)	186	326	(326)	185	816	-77.3
Profit before tax	3,801	1,215	(328)	4,688	4,942	-5.1
Tax expense	(651)	(257)	-	(909)	(781)	16.4
Profit after tax	3,150	958	(328)	3,779	4,161	-9.2
Minority interests	(1)	-	-	*	2	nm
Net profit	3,150	958	(328)	3,779	4,163	-9.2
Net profit	3,150	958	(328)	3,779	4,163	-9.2
Exclude :						
Exceptional items	(186)	(326)	326	(185)	(816)	-77.3
Exceptional tax credit	(38)	-	-	(38)	-	nm
Exchange difference on loan to Optus	-	-	-	-	(53)	nm
Underlying net profit	2,927	633	(2)	3,557	3,295	7.9

Notes:

(1) The intra-group elimination of S$2 million relates to currency translation loss on loan to Southern Cross Cable Holdings Limited, a 39.99% joint venture, recognised in income statement upon reclassification of the loan to short term as at 30 June 2006. The loan, together with the equity investment, was transferred to SingTel by Optus as at 30 June 2006. In prior periods, the loan was treated as a long term quasi-capital loan and hence the related currency translation difference was taken to equity.

(2) The exceptional gains recorded by Optus from the sale of Southern Cross Cable and an IT subsidiary to SingTel were eliminated upon consolidation.

OPT. . FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group operating revenue by product (in Singapore dollars) -

	Quarter		YOY	Year		YOY
	31 Mar		Chge	31 Mar		Chge
	2006 S$ m	2006 S$ m	%	2006 S$ m	2006 S$ m	%
Mobile communications	1,066	1,015	5.0	4,242	4,219	0.6
National telephone	455	479	-5.0	1,821	2,014	-9.6
Data & Internet	366	332	10.2	1,395	1,314	6.1
Sale of equipment	139	167	-16.7	642	686	-6.4
IT & engineering	97	96	1.4	404	272	48.8
International telephone	48	52	-8.2	220	285	-22.8
Cable television	36	37	-3.3	145	150	-3.3
Others	21	12	75.6	78	58	32.9
Total	2,229	2,191	1.7	8,947	8,998	-0.6

The Optus' contribution to certain Group balance sheet items -

	As at		
	31 Mar 2007 S$ m	31 Dec 2006 S$ m	31 Mar 2006 S$ m
Property, plant and equipment (net)	**7,198**	**7,074**	**6,651**
Gross debt (1)			
Current debt	195	822	927
Non-current debt	1,224	1,240	1,327
Gross debt as reported in balance sheet	1,419	2,062	2,253
Related net hedging liability	272	211	75
	1,691	2,273	2,328
Less: cash and bank balances	(160)	(294)	(140)
Net debt (1)	**1,531**	**1,979**	**2,189**
	A$ m	**A$ m**	**A$ m**
Property, plant and equipment (net)	**5,881**	**5,837**	**5,740**
Gross debt (1)			
Current debt	159	678	800
Non-current debt	1,000	1,023	1,145
Gross debt as reported in balance sheet	1,159	1,701	1,945
Related net hedging liability	223	174	65
	1,382	1,875	2,010
Less: cash and bank balances	(131)	(243)	(121)
Net debt (1)	**1,251**	**1,633**	**1,889**

Note:

(1) Excludes borrowing from SingTel.

CURRENCY RISK MANAGEMENT & OTHER MATTERS

The Group maintains a policy of hedging all foreign currency exposures related to commercial commitments or transactions. These commitments or transactions include payment of operating expenses, traffic settlement, capital expenditure, interest and debt. Translation risks of foreign currency EBITDA and net investments are not hedged unless specifically approved by the Board.

Financial instruments such as foreign currency forward contracts and cross currency swaps are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes. All hedging transactions are reviewed regularly.

To minimise the adverse impact of foreign exchange movements on the Group's financial position, the Group determines the appropriate debt currency mix by matching it to the currency mix of the Group's underlying cash flows.

	As at		
	31 Mar	31 Dec	31 Mar
Debt Currency Mix	**2007**	**2006**	**2006**
SGD	63%	59%	59%
AUD	37%	41%	41%
Total	**100%**	**100%**	**100%**

The debt currency mix is constantly being reviewed and aligned with the Group's cash flows.

CREDIT RATINGS

As at 31 March 2007	SingTel	Optus
Standard & Poor's	A+ (stable)	A+ (stable)
Moody's Investors Service	Aa2 (stable)	Aa3 (stable)

MAJOR CURRENCY AVERAGE EXCHANGE RATES

1 Australian dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Derived weighted average exchange rate [1] for:							
Operating revenue							
SGD							
FY2007	1.1864	1.1954	1.2010	1.2042	1.1909	1.2026	1.1968
FY2006	1.2747	1.2731	1.2551	1.2031	1.2739	1.2294	1.2511
Change (last corresponding period)	*-6.9%*	*-6.1%*	*-4.3%*	*0.1%*	*-6.5%*	*-2.2%*	*-4.3%*
Underlying net profit							
SGD							
FY2007	1.1880	1.1948	1.2019	1.2045	1.1914	1.2033	1.1981
FY2006	1.2750	1.2742	1.2558	1.2042	1.2746	1.2316	1.2531
Change (last corresponding period)	*-6.8%*	*-6.2%*	*-4.3%*	**	*-6.5%*	*-2.3%*	*-4.4%*

Note:

(1) The monthly income statement of Optus is translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. These rates represent the derived weighted average exchange rates for the Australian dollar for the period to date.

1 Singapore dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Rupiah							
FY2007	5,747	5,780	5,848	5,952	5,755	5,900	5,829
FY2006	5,747	5,960	5,917	5,714	5,856	5,813	5,831
Change (last corresponding period)	**	*-3.0%*	*-1.2%*	*4.2%*	*-1.7%*	*1.5%*	**
Baht							
FY2007	24.0	23.9	23.4	22.3	23.9	22.9	23.5
FY2006	24.2	24.6	24.3	24.2	24.4	24.2	24.3
Change (last corresponding period)	*-0.8%*	*-2.8%*	*-3.7%*	*-7.9%*	*-2.0%*	*-5.4%*	*-3.3%*
Peso							
FY2007	32.9	32.5	31.9	31.7	32.8	31.9	32.4
FY2006	33.0	33.4	32.3	31.8	33.2	31.9	32.5
Change (last corresponding period)	*-0.3%*	*-2.7%*	*-1.2%*	*-0.3%*	*-1.2%*	*-0.1%*	*-0.2%*
Rupee							
FY2007	28.7	29.3	28.8	28.8	29.0	28.8	28.9
FY2006	26.3	26.1	26.9	27.2	26.2	27.1	26.7
Change (last corresponding period)	*9.1%*	*12.3%*	*7.1%*	*5.9%*	*10.7%*	*6.3%*	*8.2%*
Taka							
FY2007	43.9	43.9	44.1	45.2	43.9	44.3	44.1
FY2006	38.3	38.9	39.1	41.5	38.7	39.5	39.9
Change (last corresponding period)	*14.6%*	*12.9%*	*12.8%*	*8.9%*	*13.4%*	*12.2%*	*10.5%*

*** represents less than 0.05%*

END